As filed with the Securities and Exchange Commission on May 16, 2011
 Registration No. 333-_____________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HYGEA HOLDINGS CORP.
(Exact Name of Registrant as Specified in its Charter)

Piper Acquisition II, Inc.
(Former Name of Registrant)

Nevada	8011	30-0532605
(State or Other Jurisdiction of	(Primary Standard Industrial	(IRS Employer
Incorporation or Organization)	Classification Code Number)	Identification No.)

Manuel E. Iglesias, Chief Executive Officer and President
Hygea Holdings Corp.
9100 South Dadeland Blvd., Suite 1500
Miami, Florida 33156
786-497-7718
 (Address, including zip code, and telephone number, including area code, of registrant’s Principal Executive Offices)

Manuel E. Iglesias, Chief Executive Officer and President
Hygea Holdings Corp.
9100 South Dadeland Blvd., Suite 1500
Miami, Florida 33156
786-497-7718
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send a copy of all communications to:
Stephen M. Fleming, Esq.
Fleming PLLC
49 Front Street, Suite 206
Rockville Centre, New York 11570
Phone: (516) 833-5034
Fax: (516) 977-1209

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company.  See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(3)	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common Stock, par value $.0001 per share (2)	36,280,213	$0.11	$3,990,823.45	$463.33

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act. The offering price has been estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(o). Our common stock is not traded on any national exchange and in accordance with Rule 457 the offering price was determined by the conversion price of our convertible promissory notes sold in a private offering under Rule 506 under Regulation D as promulgated under the Securities Act of 1933, as amended..  The selling security holders may sell their shares at the fixed price of $0.11 until our common stock is quoted on the OTC Bulletin Board at which time the shares may be sold at prevailing market prices or privately negotiated prices. There can be no assurance that a market maker will agree to file the necessary documents with the FINRA, which operates the OTC Bulletin Board, nor can there be any assurance that such an application for quotation will be approved. There is no assurance that an active trading market for our shares will develop, or, if developed, that it will be sustained.  In the absence of a trading market or an active trading market, investors may be unable to liquidate their investment or make any profit from the investment.

(3) Includes 20,252,480 shares of common stock presently outstanding, 5,137,279 share of common stock issuable upon conversion of 5% convertible promissory notes and 10,890,454 shares of common stock issuable upon conversion of 10% Convertible Promissory Notes.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  The selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED MAY 16, 2011

36,280,213 Shares
HYGEA HOLDINGS CORP.
Common Stock

This prospectus relates to the public offering of an aggregate of 36,280,213 shares of common stock which may be sold from time to time by the selling shareholders named in this prospectus.  We will not receive any proceeds from the sale by the selling shareholders of their shares of common stock.  We will pay the cost of the preparation of this prospectus, which is estimated at $115,000.

Our common stock is presently not traded on any market or securities exchange. The 36,280,213 shares of our common stock may be sold by selling shareholders at a fixed price of $0.11 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.  There can be no assurance that a market maker will agree to file the necessary documents with The Financial Industry Regulatory Authority (“FINRA”), which operates the OTC Bulletin Board, nor can there be any assurance that such an application for quotation will be approved.  We have agreed to bear the expenses relating to the registration of the shares for the selling shareholders.  There is no assurance that an active trading market for our shares will develop, or, if developed, that it will be sustained.  In the absence of a trading market or an active trading market, investors may be unable to liquidate their investment or make any profit from the investment.

            Investing in shares of our common stock involves a high degree of risk. You should purchase our common stock only if you can afford to lose your entire investment. See “Risk Factors,” which begins on page 6.

            Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The selling shareholders have not engaged any underwriter in connection with the sale of their shares of common stock. The selling shareholders may sell their shares of common stock in the public market based on the market price at the time of sale or at negotiated prices. The selling shareholders may also sell their shares in transaction that are not in the public market in the manner set forth under “Plan of Distribution.”

The date of this Prospectus is  __, 2011

You should rely only on the information contained in this prospectus. We have not authorized any dealer, salesperson or other person to provide you with information concerning us, except for the information contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date on the front cover page of this prospectus, regardless when the time of delivery of this prospectus or the sale of any common stock. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, our common stock in any jurisdiction in which the offer or sale is not permitted.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this Prospectus and may not contain all of the information you should consider before investing in the shares.  You are urged to read this Prospectus in its entirety, including the information under “Risk Factors“, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Financial Statements, before making an investment decision.

Summary

We are a Nevada corporation formed on August 26, 2008 as Piper Acquisition II, Inc.  We changed our name to “Hygea Holdings Corp.” on May 16, 2011.   We are the sole shareholder of Hygea Health Holdings, Inc., a Florida corporation (“Hygea Health”).  Hygea Health has two principal areas of operations. The first is a network of multidisciplinary integrated medical group practices (“Integrated Group”) with a primary care physician ("PCP") focus. The Integrated Group owns a series of subsidiaries that provide industry related services and which support the integrated group practice business model.  Hygea Health owns Palm Medical Network LLC (“Palm Medical Network”), an independent physician network.   Under Palm Medical Network, we have a series of medical service organizations (“MSOs”) that have entered “at risk” contracts with Medicare Advantage Health Maintenance Organizations (“HMOs”) throughout Florida.

Acquisition of Hygea Health Holdings Inc.

On May 16, 2011, we entered into a Share Exchange Agreement with the shareholders of Hygea Health, each of which are accredited investors (“Hygea Health Shareholders”), pursuant to which we acquired 100% of the outstanding securities of Hygea Health in exchange for 135,788,575 shares of our common stock (the “Hygea Exchange”).  The Hygea Exchange closed on May 16, 2011, which closing was deemed effective as of December 31, 2010.  Considering that, following the Hygea Exchange, the Hygea Health Shareholders control the majority of our outstanding common stock and we effectively succeeded our otherwise minimal operations to those that are theirs, Hygea Health is considered the accounting acquirer in this reverse-merger transaction.  A reverse-merger transaction is considered, and accounted for as, a capital transaction in substance; it is equivalent to the issuance of Hygea Health securities for our net monetary assets, accompanied by a recapitalization.  We are the surviving and continuing entity and the historical financials following the reverse merger transaction will be those of Hygea Health.  We were a “shell company” (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) immediately prior to our acquisition of Hygea Health pursuant to the terms of the Hygea Exchange.  As a result of such acquisition, our operations are now focused on the Integrated Group and Palm Medical.

Other Pertinent Information

References to “we,” “us,” “our” and similar words refer to the Hygea Holdings Corp. and its subsidiaries unless the context indicates otherwise.  Our corporate headquarters are located at 9100 South Dadeland Blvd., Suite 1500, Miami, Florida 33156. Our telephone number is 786-497-7718.

The Offering

Common Stock Offered:
The selling shareholders are offering a total of 36,280,213 shares of common stock, which included 20,252,480 shares of common stock  presently outstanding, 5,137,279 shares of common stock that issuable upon conversion of the 5% convertible promissory notes (the “5% Notes”) and 10,890,454 shares of common stock issuable upon conversion of the 10% convertible promissory notes (the “10% Notes”).  The 5% Notes and the 10% Notes automatically convert on the effective date of this prospectus.

Initial Offering Price:
The selling shareholders will sell our shares at $0.11 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. This price was determined arbitrarily by us.

Terms of Offering:	The selling shareholders will determine when and how they will sell the common stock offered in this prospectus.

Termination of the Offering:
The offering will conclude when all of the 36,280,213 shares of common stock have been sold or we, in our sole discretion, decide to terminate the registration of the shares. We may decide to terminate the registration if it is no longer necessary due to the operation of the resale provisions of Rule 144 promulgated under the Securities Act of 1933. We also may terminate the offering for no reason whatsoever at the discretion of our management team.

Outstanding Shares of Common Stock:
164,592,215 shares which includes 148,564,482 shares of common stock presently outstanding as well as 16,027,733 shares of common stock issuable upon conversion of Convertible Notes which will automatically convert upon the effective date of this prospectus.

Use of Proceeds:	We will receive no proceeds from the sale of any shares by the selling shareholders.

Risk Factors:	The purchase of our common stock involves a high degree of risk. You should carefully review and consider "Risk Factors" beginning on page 6.

Summary Financial Information

(in thousands, except per share information)

The following information at December 31, 2010 and 2009 and for the years then ended has been derived from our audited consolidated financial statements which appear elsewhere in this prospectus.

Statement of Operations Information:

	2010	2009

Revenues	$10,081,841	$8,560,054
Healthcare expenses	(7,259,880)	(5,618,683)
Gross margin	2,821,961	2,941,371
Administrative and other operating expenses	(1,696,949)	(2,799,169)
Net operating income	1,125,012	142,202
Other income (expense)	33,970	(86,190)
Net income before income taxes and non-controlling interest	1,158,982	56,012
Income tax benefit	78,271	-
Income attributable to non-controlling interest	(120,646)	(22,920)
Net income	$1,116,607	$33,092

Balance Sheet Information:

	2010	2009
Assets
Current assets	$3,070,545	$730,232
Property and equipment, net	240,227	209,159
Other long term assets	2,944,938	2,234,219

Total assets	$6,255,710	$3,173,610

Liabilities
Current liabilities	$2,028,405	$1,283,417
Loans payable, non current	865,950	200,000
Total liabilities	2,894,355	1,483,417

Stockholders' Equity
Common stock	14,856	10,222
Additional paid-in-capital	1,406,552	977,278
Non-controlling interest	2,091,706	1,971,060
Accumulated deficit	(151,760)	(1,268,367)
Total stockholders' equity	3,361,355	1,690,193

Total liabilities and stockholders' equity	$6,255,710	$3,173,610

RISK FACTORS

An investment in our common stock involves a high degree of risk.  You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision, and you should only consider an investment in our common stock if you can afford to sustain the loss of your entire investment.  If any of the following risks actually occurs, our business, financial condition or results of operations could suffer.  In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

General Risks

We have had minimal revenues from operations and, if we are not able to obtain further financing, we may be forced to scale back or cease operations or our business operations may fail.

To date, we have not generated significant income from our operations and we have been dependent on sales of our equity securities to meet the majority of our cash requirements. During our year ended December 31, 2010, we generated $10,081,841 in revenue and had cash on hand of $226,931and a working capital surplus of $1,042,140 at the end of the calendar year.  During the year ended December 31, 2010, we used $864,320 of cash in operating activities. We may never generate positive cash flow from operations, including during the year ending December 31, 2011. We estimate that we will require approximately $1,100,000 to $3,500,000 million to carry out our business plan through the end of 2011, which will be dependent upon the number of primary care physician practices acquired during the year, if any. Because we cannot anticipate when we will be able to generate significant revenues from sales, we will need to raise additional funds to continue to develop our business, respond to competitive pressures and to respond to unanticipated requirements or expenses. If we are not able to generate significant revenues, we will not be able to maintain our operations or achieve a profitable level of operations.

We commenced our business operations in August 2008 and we have a limited operating history. If we cannot successfully manage the risks normally faced by start-up companies, we may not achieve profitable operations and ultimately our business may fail.

We have a limited operating history. Our operating activities since our incorporation have consisted primarily of raising operating capital, closing various acquisitions and marketing our services to prospective customers. Our prospects are subject to the risks and expenses encountered by start-up companies, such as uncertainties regarding our level of future revenues and our inability to budget expenses and manage growth and our inability to access sources of financing when required and at rates favorable to us.

Our limited operating history and the highly competitive nature of our business make it difficult or impossible to predict future results of our operations. We may not succeed in developing our business to a level where we can achieve profitable operations, which may result in the loss of some or all of your investment in our common stock.

We have generated limited revenues since our inception on. Since we are still in the early stages of operating our Company and because of our lack of significant operating history and our  limited net incomein all likelihood, we will continue to incur operating expenses without significant revenues until our services gain significant exposure in the market.

Based upon current estimates, we estimate our average monthly operating expenses in the near future to be approximately $150,000 to $300,000 per month, which will be dependent upon the number of primary care physician practices acquired during the year, if any. We will not be able to expand our operations beyond current levels without generating significant revenues from our current operations or obtaining further financing. Our primary source of funds has been the sale of our common stock. We can offer no assurance that we will be able to generate enough interest in our services. If we cannot attract a significant customer base, we will not be able to generate any significant revenues or income. In addition, if we are unable to establish and generate material significant revenues, or obtain adequate future financing, our business will fail and you may lose some or all of your investment in our common stock.

We will need to raise additional funds in the near future. If we are not able to obtain future financing when required, we might be forced to scale back or cease operations or discontinue our business.

We can provide no assurance to investors that we will be able to find such financing when such funding is required. Obtaining additional financing will be subject to a number of factors, including investor acceptance of our business model. Furthermore, there is no assurance that we will not incur further debt in the future, that we will have sufficient funds to repay our future indebtedness or that we will not default on our future debts, thereby jeopardizing our business viability. Finally, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to maintain our operations, which may result in the loss of some or all of your investment in our common stock. There is no assurance that actual cash requirements will not exceed our estimates.

We have a limited operating history and if we are not successful in growing the business, of which there is no guarantee, then we may have to scale back or even cease our ongoing business operations.

Our success is significantly dependent on our ability to continue to grow our business. Our operations will be subject to all the risks inherent in the establishment of a developing enterprise and the uncertainties arising from the absence of a limited operating history. We may be unable to locate additional customers or continue to operate on a profitable basis.  If our business plan is not successful, and we are not able to operate profitably, investors may lose some or all of their investment.

We depend upon reimbursement by third-party payors.

Substantially all of our revenues are derived from private and governmental third-party payors. Initiatives undertaken by industry and government to contain healthcare costs affect the profitability of our clinics. These payors attempt to control healthcare costs by contracting with healthcare providers to obtain services on a discounted basis. Management believes that this trend will continue and may limit reimbursements for healthcare services. If insurers or managed care companies from whom we receive substantial payments were to reduce the amounts they pay for services, our profit margins may decline, or we may lose patients if they choose not to renew the contracts with these insurers at lower rates. In addition, in certain geographical areas, the physician offices must be approved as providers by key health maintenance organizations and preferred provider plans. Failure to obtain or maintain these approvals would adversely affect our financial results.

In addition, there are increasing pressures from many third-party payors to control healthcare costs and to reduce or limit increases in reimbursement rates for medical services. our relationships with managed care and non-governmental third-party payors, such as health maintenance organizations and preferred provider organizations, are generally governed by negotiated agreements. These agreements set forth the amounts Hygea is entitled to receive for its services. Management could be adversely affected in some of the markets where it operates if they are unable to negotiate and maintain favorable agreements with third-party payors.

 Additionally, third-party payors may, from time to time, request audits of the amounts paid, or to be paid, to us under its agreements with them. Hygea could be adversely affected in some of the markets where it operates if the auditing payor alleges that substantial overpayments were made to Hygea due to coding errors or lack of documentation to support medical necessity determinations.

Our operating results could be adversely affected if our actual healthcare claims exceed our reserves.

Historically, we have been able to satisfy our claims payment obligations each month out of cash flows from operations and existing cash reserves. However, in the event that its revenues are substantially reduced due to a loss of a significant HMO contract or other factors, our cash flow may not be sufficient to pay off claims on a timely basis, or at all. If we are unable to pay claims timely we may be subject to HMO de-delegation wherein the HMO would take away our claims processing functions and perform the functions on our behalf, charging us a fee per enrollee, a requirement by the HMO to comply with a corrective action plan, and/or termination of the HMO contract, which could have a material adverse effect on our operations and results of operations.

We estimate the amount of our reserves for submitted claims and incurred but not recorded (“IBNR”) claims primarily using standard actuarial methodologies based upon historical data. The estimates for submitted claims and IBNR claims liabilities are made on an accrual basis, are continually reviewed and are adjusted in current operations as required. Given the uncertainties inherent in such estimates, the reserves could materially understate or overstate our actual liability for claims payable. Any increases to these prior estimates could adversely affect our results of operations in future periods.

We may be exposed to liability or fail to estimate IBNR claims accurately if we cannot process any increased volume of claims accurately and timely.

We have regulatory risk for the timely processing and payment of claims. If we are unable to handle increased claims volume or if we are unable to pay claims timely we may become subject to an HMO corrective action plan or de-delegation until the problem is corrected, and/or termination of the HMO agreement, which could have a material adverse effect on our operations and profitability. In addition, if our claims processing system is unable to process claims accurately, the data we use for our IBNR estimates could be incomplete and our ability to accurately estimate claims liabilities and establish adequate reserves could be adversely affected.

Our profitability may be reduced or eliminated if we are not able to manage our healthcare costs effectively.

Our success depends in large part on our effective management of healthcare costs incurred by our affiliated physician organizations and controlling utilization of specialty and ancillary care, and by contracting with our independent physicians at competitive prices.

We attempt to control the healthcare costs of our HMO enrollees through capitated and discounted fee-for-service contracts, by emphasizing preventive care, entering into risk-sharing agreements with HMOs that have favorable rate and utilization structures, and requiring prior authorization for specialist physician referrals. If we cannot maintain or improve its management of healthcare costs, our business, results of operations, financial condition, and ability to satisfy our obligations could be adversely affected.

Under all current HMO contracts, our affiliated physician organizations accept the financial risk for the provision of primary care and specialty physician services, and some ancillary healthcare services. If we are unable to negotiate favorable contract rates with providers of these services, or if our affiliated physician organizations are unable to effectively control the utilization of these services, its profitability would be negatively impacted.  Our ability to manage healthcare costs is also diminished to the extent that we are unable to sub-capitate the specialists in its service areas at competitive rates. To the extent that our HMO enrollees require more frequent or extensive care, our operating margins may be reduced and the revenues derived from its capitation contracts may be insufficient to cover the costs of the services provided.

The revenue and profitability could be significantly reduced and could also fluctuate significantly from period to period under Medicare's Risk Adjusted payment methodology.

In  2004, Centers for Medicare & Medicaid Services (“CMS”) began a four-year phase-in of a revised compensation model for Medicare beneficiaries enrolled in Medicare Advantage plans. Previously, monthly capitation revenue was based primarily on age, sex and location.

The CMS revised payment model seeks to compensate Medicare managed care organizations based on the health status of each individual enrollee. Health plans/Medical Groups with enrollees that can be proven to require more care will receive higher compensation, and those with enrollees requiring less care will receive less. This is referred to by CMS as "Risk Adjustment."

Increased numbers of office visits by members, and submission of encounter data is required in order to receive incremental revenue, or not for any given member. This requires a great deal of continuous effort on our part, and cooperation on the part of our contracted physicians and HMO enrollees. We have not always been able to gain this cooperation from the contracted physicians and enrollees, or devote the resources necessary to obtain incremental Risk Adjustment revenue, or avoid having previously received revenue taken back from us.

 Additionally, because of the time required by CMS to process all of the submitted encounter data from all participating entities, we typically do not find out until the latter part of the calendar year what adjustments will be made to our Medicare revenue for the prior year, at which time those adjustments to revenue, which have historically been significant, are recorded.

The adoption of more restrictive Medicare coverage policies at the national or local levels could have an adverse impact on our ability to obtain Medicare reimbursement for inpatient services.

Medicare providers also can be negatively affected by the adoption of coverage policies, at the national and or local levels, describing whether an item or service is covered and under what clinical circumstances it is considered to be reasonable, necessary, and appropriate. In the absence of a national coverage determination, Medicare contractors may specify more restrictive criteria than otherwise would apply nationally. CMS is implementing new inpatient rehabilitation hospital coverage criteria effective January 1, 2010 that will require existing local coverage policies to be updated for each Medicare contractor. We cannot predict how the adoption of modified local coverage determinations or other policies will affect our operations.

If we are unable to identify suitable acquisition candidates or to negotiate or complete acquisitions on favorable terms, our prospects for growth could be limited. In addition, we may not realize the anticipated benefits of any acquisitions that we are able to complete.

Part of our business strategy is to grow through acquisitions in order to achieve economies of scale. Although we are regularly in discussions with potential acquisition candidates, it may be difficult to identify suitable acquisition candidates and to negotiate satisfactory terms with them. If we are unable to identify suitable acquisition candidates at favorable prices, our ability to grow by acquisition could be limited.

In addition, to the extent we are successful in identifying suitable acquisition candidates and making acquisitions, these acquisitions involve a number of risks, including:

•
it may occur that the acquired company or assets do not further our business strategy, or that we overpaid for the company or assets, or that industry or economic conditions change, all of which may require a future impairment charge;

•	we may have difficulty integrating the operations and personnel of the acquired business and may have difficulty retaining the key personnel of the acquired business;

•	we may have difficulty incorporating the acquired services with our existing services;

•	there may be customer confusion where our services overlap with those of entities that are acquired;

•	our ongoing business and our attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically and culturally diverse locations;

•	there may be difficulty maintaining uniform standards, controls, procedures and policies across locations;

•	we may acquire companies that have material liabilities, including, among other things, for the failure to comply with healthcare laws and regulations;

•	the acquisition may result in litigation from terminated employees or third parties;

•	we may experience significant problems or liabilities associated with service quality, technology and legal contingencies;

•	we may spend considerable amounts of money (legal, accounting, diligence, etc.) in seeking an acquisition candidate and never complete the acquisition; and

•	acquisition candidate letters of intent may have large break-up fees if the acquisition is not completed.

In particular, the strategy for growth includes strategic acquisitions of primary care physician (PCP) practices. However, even if we are successful in completing further acquisitions, we may not be possible to integrate their operations into our operations or it may be difficult and time consuming to integrate the acquired practices' management services, information systems, billing and collection systems, finance department, medical records, and other key administrative functions, while at the same time managing a larger entity with a differing history, business model and culture. We may be required to develop working relationships with providers and vendors with whom they have had no previous business experience. We also may not be able to obtain the necessary economies of scale. Integration of acquired entities is vital to be able to operate effectively and to control variable (staffing) and fixed costs. If we are not successful in integrating acquired operations on a timely basis, or at all, our business could be disrupted and we may not be able to realize the anticipated benefits of its acquisitions, including cost savings. There may be substantial unanticipated costs associated with acquisition and integration activities, any of which could result in significant one-time or on-going charges to earnings or otherwise adversely affect our operating results.

We may not be able to make future acquisitions without obtaining additional financing.

To finance any acquisitions, we may, from time to time, issue additional equity securities or incur additional debt. A greater amount of debt or additional equity financing could be required to the extent that our common stock fails to achieve or to maintain a market value sufficient to warrant its use in future acquisitions, or to the extent that acquisition targets are unwilling to accept common stock in exchange for their businesses. Even if we were permitted to incur additional debt or determine to sell equity, we may not be able to obtain additional required capital on acceptable terms, if at all, which would limit our plans for growth. In addition, any capital we may be able to raise could result in increased leverage on our balance sheet, additional interest and financing expense, and decreased operating income.

Whenever we seek to make an acquisition of an entity that has an HMO contract, the HMO could potentially refuse to consent to the transfer of its contract, and this could effectively stop the acquisition or potentially deprive Hygea of the revenues associated with that HMO contract.

Contracts with HMOs typically include provisions requiring the HMO to consent to the transfer of their contract before effecting any change in control of the healthcare provider party thereto. As a result, whenever we seek to make an acquisition, such acquisition may be conditioned upon the acquisition candidate's ability to obtain such consent from the HMOs with which it has contracted. Therefore, an acquisition could be delayed while an HMO seeks to determine whether it will consent to the transfer. While management’s experience the HMOs limit their review to satisfying their regulatory responsibility to ensure that, following the acquisition, the post-acquisition entity will meet certain financial and operational thresholds, the language in many of the HMO agreements give the HMO the ability to decline to give their consent if they simply do not want to do business with the acquiring entity. If an HMO is unwilling for any reason to give its consent, this could deter management from completing the acquisition, or, if they complete an acquisition without obtaining an HMO's consent, they could lose the benefits associated with that HMO's contract.

Revenues and profits could be diminished if we lose the services of key primary care physicians.

Substantially all of our revenues are derived from its affiliated physician organizations. Key primary care physicians with large patient enrollment could retire, become disabled, terminate their provider contracts, get lured away by a competing IPA, or otherwise become unable or unwilling to continue practicing medicine or contracting with its affiliated physician organizations. Enrollees who have been served by such physicians could choose to enroll with competitors' physician organizations, reducing its revenues and profits. Moreover, we may not be able to attract new physicians into our affiliated physician organizations to replace the services of terminating physicians.

We will also depend upon its ability to recruit and retain experienced physicians.

Our revenue generation is dependent upon referrals from physicians in the communities its medical offices serve, and its ability to maintain good relations with these physicians. The primary care physicians are the front line for generating these referrals and management is dependent on their talents and skills to successfully cultivate and maintain strong relationships with these physicians. If we cannot recruit and retain our base of experienced physicians, our business may decrease and our net operating revenues may decline.

We continue to face intense competition.

We compete against many other companies in the specialized health services industry, most of which have considerably greater resources and abilities than we do. The Company reserves the sole right to seek any business combination that the Board of Directors deems fit. These competitors may have greater marketing and sales capacity, significant goodwill, and global name recognition.

We will depend upon the cultivation and maintenance of relationships with the physicians in its markets.

 Our success is dependent upon referrals from physicians in the communities our clinics serve and its ability to maintain good relations with these physicians and other referral sources. Physicians referring patients to the clinics are free to refer their patients to other therapy providers or to thier own physician owned therapy practice. If we are unable to successfully cultivate and maintain strong relationships with physicians and other referral sources, our business may decrease and its net operating revenues may decline.

 Our operations are subject to extensive regulation.

 The healthcare industry is subject to extensive federal, state and local laws and regulations relating to:

•	facility and professional licensure/permits, including certificates of need;

•	conduct of operations, including financial relationships among healthcare providers, Medicare fraud and abuse, and physician self-referral;

•	addition of facilities and services; and

•	payment for services.

 In recent years, there have been heightened coordinated civil and criminal enforcement efforts by both federal and state government agencies relating to the healthcare industry. We believe that we are in substantial compliance with all laws, but differing interpretations or enforcement of these laws and regulations could subject our current practices to allegations of impropriety or illegality or could require us to make changes in our methods of operations, facilities, equipment, personnel, services and capital expenditure programs and increase our operating expenses. If we fail to comply with these extensive laws and government regulations, we could become ineligible to receive government program reimbursement, suffer civil or criminal penalties or be required to make significant changes to our operations. In addition, we could be forced to expend considerable resources responding to an investigation or other enforcement action under these laws or regulations.

Healthcare reform legislation may affect our business.

In recent years, many legislative proposals have been introduced or proposed in Congress and in some state legislatures that would affect major changes in the healthcare system, either nationally or at the state level. At the federal level, Congress has continued to propose or consider healthcare budgets that substantially reduce payments under the Medicare programs. The ultimate content, timing or effect of any healthcare reform legislation and the impact of potential legislation on our business is uncertain and difficult, if not impossible to predict. That impact may be material to our business, financial condition or results of operations.

We may incur closure costs and losses.

 The competitive and/or economic conditions in the local markets in which we operate may require us to close certain physician offices. In the event a physician office is closed, we may incur closure costs and losses. The closure costs and losses include, but are not limited to, lease obligations, severance, and write-off of goodwill.

Our officers and directors have limited liability, and we are required in certain instances to indemnify our officers and directors for breaches of their fiduciary duties.

We have adopted provisions in our Articles of Incorporation and Bylaws which limit the liability of our officers and directors and provide for indemnification by us of our officers and directors to the full extent permitted by Nevada corporate law. Our articles generally provide that our officers and directors shall have no personal liability to us or our shareholders for monetary damages for breaches of their fiduciary duties as directors, except for breaches of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, acts involving unlawful payment of dividends or unlawful stock purchases or redemptions, or any transaction from which a director derives an improper personal benefit. Such provisions substantially limit our shareholders' ability to hold officers and directors liable for breaches of fiduciary duty, and may require us to indemnify our officers and directors.

We are dependent on certain key personnel.

Our business is dependent on the services of  Daniel T. McGowan, Chairman, Board of Directors, Manuel E. Iglesias, our Chief Executive Officer, and other key management and directors. We do not have key man insurance for either of these individuals. The loss of their services or our ability to expand to maintain our business will depend in part upon our ability to attract and retain qualified personnel in operations management, technology, marketing and other areas. We depend upon employees and consultants in a competitive market. If we are unable to attract and retain personnel that have the technical expertise we require, it could adversely affect our ability to develop our network and market our services.

A small number of existing shareholders own a significant amount of our common ctock, which could limit your ability to influence the outcome of any shareholder vote.

Our executive officers, directors and shareholders holding in excess of 5% of our issued and outstanding shares, beneficially own over 15% of our common stock. Under our Articles of Incorporation and Nevada law, the vote of a majority of the shares outstanding is generally required to approve most shareholder action.  As a result, these individuals will be able to significantly influence the outcome of shareholder votes for the foreseeable future, including votes concerning the election of directors, amendments to our Articles of Incorporation or proposed mergers or other significant corporate transactions.

The Offering Price of the shares is arbitrary.

The Offering Price of the shares has been determined arbitrarily by the Company and bears no relationship to the Company’s assets, book value, potential earnings or any other recognized criteria of value.

The offering price of the shares was determined based upon the price sold in our offering and should not be used as an indicator of the future market price of the securities. Therefore, the offering price bears no relationship to the actual value of the Company and may make our shares difficult to sell.

Since our shares are not listed or quoted on any exchange or quotation system, the offering price of $0.11 for the shares of common stock was determined by the price shares were sold to our shareholders in a private placement memorandum and is a fixed price at which the selling security holders may sell their shares until our common stock is quoted on the OTC Bulletin Board at which time the shares may be sold at prevailing market prices or privately negotiated prices. The facts considered in determining the offering price were our financial condition and prospects, our limited operating history and the general condition of the securities market. The offering price bears no relationship to the book value, assets or earnings of our company or any other recognized criteria of value. The offering price should not be regarded as an indicator of the future market price of the securities.

 We may, in the future, issue additional common shares, which would reduce investors' percent of ownership and may dilute our share value.

 Our Certificate of Incorporation authorizes the issuance of 250,000,000 shares of common stock, $0.0001 par value, of which 148,564,482 shares are issued and outstanding and 10,000,000 shares of preferred stock, $0.0001 par value, of which no shares are issued and outstanding. Further, upon the effective date of this prospectus, the 5% and the 10% Notes will automatically convert into 16,027,733 shares of common stock.  The future issuance of common stock may result in substantial dilution in the percentage of our common stock held by our then existing shareholders. We may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common stock.

 The Board of Directors, in its sole discretion, may issue preferred shares which could carry superior rights and preferences and, in turn, limiting the influence common shareholders may have on the direction of our company.

We have authorized 10,000,000 shares of blank check preferred stock none of which is currently outstanding.  Upon issuance of any preferred stock in the future, the rights attached to the preferred shares could affect our ability to operate, which could force us to seek other financing.  The Board of Directors may issue preferred stock without obtaining shareholder approval.  Such financing may not be available on commercially reasonable terms or at all and could cause substantial dilution to existing stockholders.

Currently, there is no public market for our securities, and we cannot assure you that any public market will ever develop and it is likely to be subject to significant price fluctuations.

Currently, there is no public market for our stock and our stock may never be traded on any exchange, or, if traded, a public market may not materialize.  Even if we are successful in developing a public market, there may not be enough liquidity in such market to enable shareholders to sell their stock.

Our common stock is unlikely to be followed by any market analysts, and there may be few or no institutions acting as market makers for the common stock.  Either of these factors could adversely affect the liquidity and trading price of our common stock.  Until our common stock is fully distributed and an orderly market develops in our common stock, if ever, the price at which it trades is likely to fluctuate significantly.  Prices for our common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for shares of our common stock, developments affecting our business, including the impact of the factors referred to elsewhere in these Risk Factors, investor perception of the Company, and general economic and market conditions.  No assurances can be given that an orderly or liquid market will ever develop for the shares of our common stock.

Our Common Stock may be subject to “penny stock” rules which may be detrimental to investors.

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share.  Such securities are subject to rules that impose additional sales practice requirements on broker-dealers who sell them.  For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser’s written consent to the transaction prior to the purchase.  Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market.  The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market.  Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.  As the Shares immediately following this Offering will likely be subject to such penny stock rules, purchasers in this Offering will in all likelihood find it more difficult to sell their Shares in the secondary market.

We have never paid a dividend on our common stock and we do not anticipate paying any in the foreseeable future.

We have not paid a cash dividend on our common stock to date, and we do not intend to pay cash dividends in the foreseeable future. Our ability to pay dividends will depend on our ability to successfully develop one or more properties and generate revenue from operations. Notwithstanding, we will likely elect to retain earnings, if any, to finance our growth. Future dividends may also be limited by bank loan agreements or other financing instruments that we may enter into in the future. The declaration and payment of dividends will be at the discretion of our Board of Directors.

We have not voluntarily implemented various corporate governance measures, in the absence of which, shareholders may have more limited protections against interested director transactions, conflicts of interest and similar matters.

Recent U. S. legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE or The NASDAQ Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges and NASDAQ are those that address board of directors’ independence, audit committee oversight and the adoption of a code of ethics. We have not yet adopted any of these corporate governance measures and, since our securities are not listed on a national securities exchange or NASDAQ, we are not required to do so. It is possible that if we were to adopt some or all of these corporate governance measures, shareholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested directors and that policies had been implemented to define responsible conduct. For example, in the absence of audit, nominating and compensation committees comprised of at least a majority of independent directors, decisions concerning matters such as compensation packages to our senior officers and recommendations for director nominees may be made by a majority of directors who have an interest in the outcome of the matters being decided. Prospective investors should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

The potential sale of 36,280,213 shares pursuant to this prospectus may have a depressive effect on the price and market for our common stock.

The potential sale of 36,280,213 shares of common stock pursuant to this prospectus may have a depressive effect on our stock price and make it more difficult for us to raise any significant funds in the equity market if our business requires additional funding.

FORWARD-LOOKING STATEMENTS

Statements in this prospectus may be “forward-looking statements.” Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may, and are likely to, differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those described above and those risks discussed from time to time in this prospectus, including the risks described under “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. In addition, such statements could be affected by risks and uncertainties related to the healthcare industry as a whole, changes in regulation on the state or federal level, delays in payments from third party payors, our ability to raise any financing which we may require for our operations, our ability to make acquisitions and successfully integrate those acquisitions with our business, as well as general industry and market conditions and growth rates, and general economic conditions. Any forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling shareholders of their common stock.

Determination of Offering Price

The selling shareholders will sell the shares at $0.11 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. The offering price was determined by the conversion price of our convertible promissory notes sold in a private offering under Rule 506 under Regulation D as promulgated under the Securities Act of 1933, as amended.. There is no assurance of when, if ever, our stock will be approved for trading on the OTC Bulletin Board.

The offering price of the shares of our common stock has been determined arbitrarily by us and does not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value. The facts considered in determining the offering price were our financial condition and prospects, our limited operating history and the general condition of the securities market. Although our common stock is not listed on a public exchange, we will be filing to obtain a listing on the OTC Bulletin Board concurrently with the filing of this prospectus. In order to be quoted on the OTC Bulletin Board, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, which operates the OTC Bulletin Board, nor can there be any assurance that such an application for quotation will be approved.

In addition, there is no assurance that our common stock will trade at market prices in excess of the initial public offering price as prices for the common stock in any public market which may develop will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity.

Dilution
The common stock to be sold by the selling shareholders in this Offering is common stock that is currently issued. Accordingly, there will be no dilution to our existing shareholders.

SELLING STOCKHOLDERS

The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders.

The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

Name of Selling Stockholder	Common Shares owned by the selling Stockholder (1)	Total Shares Registered Pursuant to this Offering	% of Total Issued and Outstanding Shares before Offering	Number of Shares Owned by Selling Stockholder After Offering and Percent of Total Issued and Outstanding (2)
				# of Shares	% of Class
Paul Hill	30,000	30,000	*	--	--
James Anderson	20,000	20,000	*	--	--
Col. Bertram Witham	10,000	10,000	*	--	--
Charles L. Horn	10,000	10,000	*	--	--
Ephraim H. Dockstader	30,000	30,000	*	--	--
John A. Rowell	30,000	30,000	*	--	--
JM Assets LP	30,000	30,000	*	--	--
Barbara J. Stubblefield	60,000	60,000	*	--	--
Joel Shapiro	50,000	50,000	*	--	--
Lawrence M. Kellner	33,333	33,333	*	--	--
Ronald Bratek	40,000	40,000	*	--	--
Susan and Nick Frederick	40,000	40,000	*	--	--
Jerry I. Maine	20,000	20,000	*	--	--
Paul W. Heisey Trust	20,000	20,000	*	--	--
Bob Krauss	40,000	40,000	*	--	--
Robert E. & Roselie T. Dettle Living Trust Dated 2/29/1980	25,000	25,000	*	--	--
Robert . Benz	25,000	25,000	*	--	--
Robert T. Furebaugh	40,000	40,000	*	--	--
Thomas W. Davis Jr.	10,000	10,000	*	--	--
Joel Kaplan	20,000	20,000	*	--	--
The Klar Family Trust	10,000	10,000	*	--	--
Tannie G. Dees	10,000	10,000	*	--	--
ELG Family Trust	20,000	20,000	*	--	--
Mark Elg	20,000	20,000	*	--	--
John R. Russell	10,000	10,000	*	--	--
Gerald Yanowitz	15,000	15,000	*	--	--
Paul Kaye	10,000	10,000	*	--	--
James Dees	10,000	10,000	*	--	--
William E. Morgan	25,000	25,000	*	--	--

Joel Kaplan	7,000	7,000	*	--	--
Geoffrey Cragg	20,000	20,000	*	--	--
Meador Trust	20,000	20,000	*	--	--
Stephen Fleming	760,000	760,000	*	--	--
Eric Horton	250,000	250,000	*	--	--
Thomas Rubin	2,049,000	2,049,000	1.24%	--	--
Timothy Betts	2,049,000	2,049,000	1.24%	--	--
Sean Harrison	966,667	966,667	*	--	--
Michael Arnold	300,000	300,000	*	--	--
Kevin Mohan	500,000	500,000	*	--	--
Chanwest Resources Inc.	50,000	50,000	*	--	--
Richard Solomon	200,000	200,000	*	--	--
Robert T. Firebaugh	100,000	100,000	*	--	--
Dennis F. Trainor	25,000	25,000	*	--	--
Rosemary Fleming	760,000	760,000	*	--	--
Stephen Cohen	40,000	40,000	*	--	--
Evan Costaldo	40,000	40,000	*	--	--
Lauren Eschmann	100,000	100,000	*	--	--
Christine Bailey	100,000	100,000	*	--	--
Nobis Capital Advisors Inc.	3,725,904	3,725,904	2.26%	--	--
Bobby Khan, MD	215,391	215,391	*	-- 1,078,912	--
Rockfort Investments LLC as Trustee of CAI Hygea Trust	2,153,912	1,075,000	*	*	--
Rockfort Investments LLC as Trustee of D’Arraigan Investment Trust	2,375,000	1,075,000	*	1,300,000	*
Jose David Saurez MD	430,782	215,000	*	215,782	*
Kathy Lubbers	95,728	95,728	*	--	--
Louis Biasi	95,278	95,278	*	--	--
Millsborough Investments LLC EDC Investment Trust	2,153,912	1,075,000	*	1,078,912	*
Pedro Pedrianes	1,292,347	215,000	*	1,077,347	*
Rockfort Investments LLC as Trustee of San Felipe Investment Trust	5,115,541	1,075,000	*	4,040,541	2.9%
Gregory J. Daniels	47,864	47,864	*	--	--
David Shuey	47,864	47,864	*	--	--
Ivan Hadfeg	23,932	11,111	*	12,821	*
Kirkpatrick Family Foundation Inc.	957,293	957,293	*	--	--
Steele Ventures LLC	90,942	47,864	*	43,078	*
Michael Sension MD	47,864	47,864	*	--	--
Alicia Harvey	47,864	47,864	*	--	--
Charles Stigger	71,796	71,796	*	--	--
RT & C Holdings, Inc.	150,774	150,774	*	--	--
Palm Medical Network LLC	909,435	909,435	*	--	--
John Hartmann (3)	63,026	63,026	*	--	--
Lawrence M. Kellner (3)	69,329	69,329	*	--	--
Jerry Maine (3)	63,026	63,026	*	--	--
Lawrence Klar (3)	69,329	69,329	*	--	--
James Anderson (3)	69,329	69,329	*	--	--
Meador Trust (3)	252,105	252,105	*	--	--
Clifton Peterson (3)	126,053	126,053	*	--	--
McKelips Family Trust (3)	157,566	157,566	*	--	--
William Morgan (3)	63,026	63,026	*	--	--
Denise Brathwaite (3)	138,658	138,658	*	--	--
Robert Firebaugh (3)	138,658	138,658	*	--	--
John and Kay Kabage Family Trust (3)	69,329	69,329	*	--	--
Hillock Revocable Trust (3)	63,026	63,026	*	--	--
Francis Rosenberger (3)	346,645	346,645	*	--	--
James Anderson (3)	138,658	138,658	*	--	--
Jerry Neugebauer (3)	157,566	157,566	*	--	--
John Spoltman (3)	63,026	63,026	*	--	--
Paul Hill (3)	157,566	157,566	*	--	--
Paul Heisey (3)	346,645	346,645	*	--	--
Theodore E. Roeth Trust (3)	138,658	138,658	*	--	--
Francis Rosenberger (3)	346,645	346,645	*	--	--
Denise Brathwaite (3)	34,665	34,665	*	--	--
AB Southwall (3)	157,566	157,566	*	--	--
Phil and Colette Mitchell Trust (3)	69,329	69,329	*	--	--
David Shea (3)	138,658	138,658	*	--	--
Elg Family Trust (3)	159,457	159,457	*	--	--
David Applestein (3)	69,329	69,329	*	--	--
Norman Roder (3)	69,329	69,329	*	--	--
Robert Benz (3)	346,645	346,645	*	--	--
Dorthea Hardin (3)	138,658	138,658	*	--	--
Ephraim Dock Satter (3)	69,329	69,329	*	--	--
Douglas Bunckers (3)	69,329	69,329	*	--	--
Stanley Decker (3)	69,329	69,329	*	--	--
Barbara Subblefield (3)	69,329	69,329	*	--	--
Sidney Gold (3)	69,329	69,329	*	--	--
John Mulrooney (3)	63,026	63,026	*	--	--
Joel Mylnarski (3)	69,329	69,329	*	--	--
Lamers Forests Ltd. (3)	138,658	138,658	*	--	--

Robert E. & Roselie T. Dettle Living Trust Dated 2/29/1980 (3)	69,329	69,329	*	--	--
Wellbrook Family Trust (3)	69,329	69,329	*	--	--
Charles Simpson (3)	159,457	159,457	*	--	--
Lawrence M. Kellner (3)	90,909	90,909	*	--	--
Elg Family Trust (3)	225,000	225,000	*	--	--
AB Southall (3)	910,000	910,000	*	--	--
Robert Benz (3)	1,000,000	1,000,000	*	--	--
Bertram Witham (3)	500,000	500,000	*	--	--
JM Assets (3)	1,000,000	1,000,000	*	--	--
Jerry Neugebauer (3)	318,182	318,182	*	--	--
Roy Bethel (3)	90,909	90,909	*	--	--
John Rowell (3)	200,000	200,000	*	--	--
John Lindsay (3)	181,818	181,818	*	--	--
Robert Parker (3)	227,273	227,273	*	--	--
Jerry Maine (3)	90,909	90,909	*	--	--
Robert E. & Roselie T. Dettle Living Trust Dated 2/29/1980 (3)	90,909	90,909	*	--	--
Sharon Krause (3)	181,818	181,818	*	--	--
Ronald Bratek (3)	90,909	90,909	*	--	--
Robert Benz (3)	1,136,364	1,136,364	*	--	--
Jerry Neugebauer (3)	418,182	418,182	*	--	--
Jeff McKellips (3)	227,273	227,273	*	--	--
Shawn Holmes (3)	227,273	227,273	*	--	--
Barbara Stubblefield (3)	90,909	90,909	*	--	--
Stahl Family Revocable Living Trust (3)	90,909	90,909	*	--	--
Jeffrey Eiseman (3)	181,818	181,818	*	--	--
William Morgan (3)	90,909	90,909	*	--	--
Elg Family Trust (3)	210,000	210,000	*	--	--
Jerry Neugebauer (3)	381,818	381,818	*	--	--
Robert Mehl (3)	454,545	454,545	*	--	--
Richard Solomon (3)	909,091	909,091	*	--	--
Thomas Hewson (3)	90,909	90,909	*	--	--
Susan and Nick Frederick (3)	90,909	90,909	*	--	--
David Shea (3)	181,818	181,818	*	--	--
Barbara Stubblefield (3)	90,909	90,909	*	--	--
Lawrence M. Kellner (3)	90,909	90,909	*	--	--
Jerry Maine (3)	90,909	90,909	*	--	--
John Hartmann	90,909	90,909	*	--	--
Jerry Neugebauer (3)	363,636	363,636	*	--	--
Stephen Gill (3)	90,909	90,909	*	--	--
Joel Kaplan (3)	90,909	90,909	*	--	--

* Less than one percent.

** Officer and/or director.

(1) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholders has sole or shared voting power or investment power and also any shares, which the selling stockholders has the right to acquire within 60 days. The Total Shares Registered Pursuant to this Offering reflects shares outstanding.  Based on 164,592,212 shares of common stock outstanding and assumes the full conversion of all outstanding Convertible Notes, which are automatically convertible on the effective date of this prospectus.

(2) Assumes that all securities registered will be sold.

(3) Shares of common stock are issuable upon conversion of Convertible Promissory Notes.

Issuance of Shares of Common Stock to Selling Stockholders

On January 16, 2009, we sold an aggregate of 10,000,000 shares of common stock to Stephen Fleming, Eric Horton and Nobis Capital Advisors, Inc. (“Nobis”) for total consideration of $1,000 or $0.0001 per share.  On November 15, 2009, Nobis assigned 2,849,000 shares of common stock to three parties and returned 483,333 shares of common stock to us for cancellation.  Further, Mr. Horton, on November 15, 2009, assigned 1,807,333 shares of common stock to two parties and returned 1,276,000 shares of common stock to us for cancellation.  On November 15, 2009, Mr. Fleming assigned 1,533,334 shares of common stock to one party.

On June 24, 2009, we sold 553,333 shares of common stock to 18 accredited investors for aggregate consideration of $55,333 or $0.10 per share.

On September 3, 2009, we sold 207,000 shares of common stock to 14 accredited investors for aggregate consideration of $20,700 or $0.10 per share.

In November 2009, the Company sold $865,000 in convertible notes (the “November 2009 Notes”) and warrants to 35 accredited investors.  The November 2009 Notes are convertible, at any time at the option of the holder, into shares of common stock of the Company at a conversion price of $0.11 per share; provided, however, upon this prospectus being declared effective, the November 2009 Notes will be converted automatically into shares of common stock at $0.11 per share.  The November 2009 Notes bear interest at 10% per annum.  Interest is payable in full on the maturity date.  Interest shall be payable at the election of the Company, in cash or shares of common stock on the maturity date unless converted earlier.  If the Company pays in shares of common stock, the number of shares to be issued shall be equal to the amount owed divided by $0.11.  If the November 2009 Notes are converted pursuant to the automatic conversion provision, then no interest shall be payable.  In  2010, we entered into letter agreements with each of the investors pursuant to which we returned approximately $290,000 of the proceeds invested and the investors agreed to cancel the warrants leaving a remaining principal balance of $565,100 outstanding.  Further, in May 2011, we entered letter agreements whereby we agreed to extend the term of the November 2009 Notes through October 2011 and also granted a security interest in all of our assets to the note holders.

On April 9,  2010, we entered into a Termination Agreement with Chanwest Resources Inc. pursuant to which we issued 50,000 shares of common stock to Chanwest Resources, Inc. in consideration of the termination of a Share Exchange Agreement that did not close.

In June 2010, the Company sold $696,850 in convertible notes (the “June 2010 Notes”) to 15 accredited investors.  The June 2010 Notes are convertible, at any time at the option of the holder, into shares of common stock of the Company at a conversion price of $0.11 per share; provided, however, upon this prospectus being declared effective, the June 2010 Notes will be converted automatically into shares of common stock at $0.11 per share.  The June 2010 Notes bear interest at 5% per annum and mature in June 2012.  Interest shall be payable at the election of the Company, in cash or shares of common stock on the maturity date unless converted earlier.  If the Company pays in shares of common stock, the number of shares to be issued shall be equal to the amount owed divided by $0.11.  If the June 2010 Notes are converted pursuant to the automatic conversion provision, then no interest shall be payable.  Further, in May 2011 we entered letter agreements to grant a security interest in all of our assets to the note holders.

From September 2010 through April 2011, the Company sold $501,100 in convertible notes (the “September 2010 Notes”) to 21 accredited investors.  The September 2010 Notes are convertible, at any time at the option of the holder, into shares of common stock of the Company at a conversion price of $0.11 per share; provided, however, upon this prospectus being declared effective, the September 2010 Notes will be converted automatically into shares of common stock at $0.11 per share.  The September 2010 Notes bear interest at 5% per annum and mature in September 2012.  Interest shall be payable at the election of the Company, in cash or shares of common stock on the maturity date unless converted earlier.  If the Company pays in shares of common stock, the number of shares to be issued shall be equal to the amount owed divided by $0.11.  If the September 2010 Notes are converted pursuant to the automatic conversion provision, then no interest shall be payable.  Further, in May 2011 we entered letter agreements to grant a security interest in all of our assets to the note holders.

On May 2, 2011, we issued 3,725,904 shares of common stock to Nobis Capital Advisors Inc. (“Nobis”) in consideration for Nobis assigning its interest in  its Letter of Intent entered with Hygea Health Holdings Inc.

On May 16, 2011, we entered into a Share Exchange Agreement with the shareholders of Hygea Health, each of which are accredited investors (“Hygea Health Shareholders”), pursuant to which we acquired 100% of the outstanding securities of Hygea Health in exchange for 135,788,575 shares of our common stock (the “Hygea Exchange”).  The Hygea Exchange closed on May 16, 2011, which closing was effective on December 31, 2010.

PLAN OF DISTRIBUTION

The selling shareholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions or by gift. These sales may be made at fixed or negotiated prices. The selling shareholders cannot predict the extent to which a market will develop or, if a market develops, what the price of our common stock will be. If a public market develops for the common stock, the selling shareholders may sell their shares of common stock in the public market based on the market price at the time of sale or at negotiated prices. Subject to the foregoing, the selling shareholders may use any one or more of the following methods when selling or otherwise transferring shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which a broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	sales to a broker-dealer as principal and the resale by the broker-dealer of the shares for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions, including gifts;

•	covering short sales made after the date of this prospectus;

•	pursuant to an arrangement or agreement with a broker-dealer to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method of sale permitted pursuant to applicable law.

The selling shareholders may also sell shares pursuant to Rule 144 or Rule 144A under the Securities Act, if available, rather than pursuant to this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. None of the other selling shareholders are affiliates of broker-dealers.

A selling shareholder may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if the selling shareholder defaults in the performance of the secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling shareholders may, after the date of this prospectus, also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge their common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. In the event of a transfer by a selling shareholder other than a transfer pursuant to this prospectus or Rule 144 of the SEC, we may be required to amend or supplement this prospectus in order to name the transferee as a selling shareholder.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

Because the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. Federal securities laws, including Regulation M, may restrict the timing of purchases and sales of our common stock by the selling shareholders and any other persons who are involved in the distribution of the shares of common stock pursuant to this prospectus.

We may be required to amend or supplement this prospectus in the event that (a) a selling shareholder transfers securities under conditions which require the purchaser or transferee to be named in the prospectus as a selling shareholder, in which case we will be required to amend or supplement this prospectus to name the selling shareholder, or (b) any one or more selling shareholders sells stock to an underwriter, in which case we will be required to amend or supplement this prospectus to name the underwriter and the method of sale.

We are required to pay all fees and expenses incident to the registration of the shares.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market for Securities

There is presently no public market for our common stock and there has never been a market for our common stock. We anticipate applying for quotation of our common stock on the OTC Bulletin Board upon the effectiveness of the registration statement of which this prospectus forms a part. However, we cannot assure you that our shares will be quoted on the OTC Bulletin Board or, if quoted, that a public market will materialize.

A market maker sponsoring a company's securities is required to obtain a quotation of the securities on any of the public trading markets, including the OTC Bulletin Board. If we are unable to obtain a market maker for our securities, we will be unable to develop a trading market for our common stock. We may be unable to locate a market maker that will agree to sponsor our securities. Even if we do locate a market maker, there is no assurance that our securities will be able to meet the requirements for a quotation or that the securities will be accepted for quotation on the OTC Bulletin Board.

We intend to apply for quotation of the securities on the OTC Bulletin Board, but there can be no assurance that we will be able to obtain this listing. The OTC Bulletin Board securities are not quoted and traded on the floor of an organized national or regional stock exchange. Instead, OTC Bulletin Board securities transactions are conducted through a telephone and computer network connecting dealers in stocks. OTC Bulletin Board stocks are traditionally smaller companies that do not meet the financial and other listing requirements of a regional or national stock exchange.

As of May 16, 2011, we had 148,564,482 shares of common stock issued and outstanding and approximately 115 stockholders of record of our common stock as well as 16,027,733 shares of common stock issuable upon conversion of Convertible Notes which will automatically convert upon the effective date of this prospectus.

Dividend Policy

The payment by us of dividends, if any, in the future rests within the discretion of our Board of Directors and will depend, among other things, upon our earnings, capital requirements and financial condition, as well as other relevant factors.  We have not paid any dividends since our inception and we do not intend to pay any cash dividends in the foreseeable future, but intend to retain all earnings, if any, for use in our business.

Equity Compensation Plan Information

 As of May 16, 2011, we have not adopted an equity compensation plan under which our common stock is authorized for issuance.

SHARES AVAILABLE FOR FUTURE SALE

As of May 16, 2011, we had 148,564,482 shares of common stock outstanding.  The 36,280,213 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act.

The outstanding shares of our common stock not included in this prospectus will be available for sale in the public market as follows:

Public Float

Of our outstanding shares, 22,490,428 shares are beneficially owned by executive officers, directors and affiliates.  The 36,280,213 shares, upon registration, will constitute our public float.

Rule 144

In general, under Rule 144, as currently in effect, a person, other than an affiliate, who has beneficially owned securities for at least six months, including the holding period of prior owners is entitled to sell his or her shares without any volume limitations; an affiliate, however, can sell such number of shares within any three-month period as does not exceed the greater of:

 1% of the number of shares of common stock then outstanding, or

 the average weekly trading volume of common stock on the OTC Bulletin Board during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about an issuer.  In order to effect a Rule 144 sale of common stock, the transfer agent requires an opinion from legal counsel.  Further, the six month holding period is applicable only to issuers who have been subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 for at least 90 days.  As of May 16, 2011, no shares of our common stock are available for sale under Rule 144.

Restrictions on the Use of Rule 144 by Former Shell Companies

Rule 144 is not available for the resale of securities issued by any issuer that is or has been at any time previously a shell company unless the following conditions have been met:

 the issuer of the securities that was formerly a shell company has ceased to be a shell company;

 the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

 the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

 at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As we are a former shell company, all shareholders will not be able to resell their securities utilizing Rule 144 until one year after the filing of the Form 10 information.

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion highlights the principal factors that have affected our financial condition and results of operations as well as our liquidity and capital resources for the periods described.  This discussion should be read in conjunction with our audited Consolidated Financial Statements as of and for the two years ended December 31, 2010 and 2009. This discussion contains forward-looking statements.

 The operating results for the periods presented were not significantly affected by inflation.

OVERVIEW

With the acquisition of the Palm Medical Network IPA (Independent Physician Association) our Company has focused entirely on building (i) multidisciplinary integrated medical group practices with a primary care physician focus; (ii) healthcare management service organizations that manage and coordinate the medical care of patients enrolled in multiple managed care health plans (i.e., HMOs) and (iii) integrating all aspects of this network with the requisite technology platform that incorporates physician friendly electronic medical records and practice management system services, including scheduling and billing capabilities. Starting in 2009, we have commenced the acquisition process and management contracting with a number of group physician practices including those within the IPA’s approximately 1,600 credentialed physicians. This continues to be our organization-wide focus as we implement our business plan moving forward.

IPA Operations

Using an MSO structure the Palm IPA enters into agreements with HMOs to provide HMO enrollees with a full range of medical services in exchange for fixed, prepaid monthly fees known as "capitation" payments. The IPA’s MSO entities contract with primary care and specialist physicians and other healthcare providers to provide enrollees with all necessary medical services.  Palm Medical Group, Inc. which was originally founded by the Tenet Hospital chain in 1989 is now operated as Palm Medical Network, LLC (“Palm”) a wholly owned subsidiary of the Company. Together we provide each other with significant resources and the opportunities to grow their respective business models, but which are interdependent for management and infrastructure resources. Specifically Hygea provides core technologies and an alternative practice model. While Palm provides a network of primary care physicians along with their Management Services Organization (MSO), which contracts Medicare HMO membership with HMOs (e.g., Care Plus - Humana’s Medicare HMO, Physicians United, and Amerigroup among others). Palm’s IPA network of approximately 1,600 physicians is the largest such network in the state of Florida, practicing in 76 medical specialties and delivering over 4.5 million hours of patient care annually. The Company’s operating plan includes resources for programs and opportunities to dramatically increase the number of patients serve through enrollments planned for 2011 and beyond.

We are focused on improving the quality of care for patients and achieving accurate and timely payment from its managed care plan partners for services rendered. This is achieved through the utilization of specialized third party healthcare consultants to identify and correct coding errors, conduct health risk assessments directly with patients to correctly identify all the issues and conditions affecting each patient, and conducting intensive medical record audits. Accurate tabulations of each patient’s medical risk assessment score within each practice and within our MSO will likely result in significantly higher top line revenue and higher profit margins for the Company.

Practice Operations

We manage, own and are acquiring physician practices that we incorporate into integrated multidisciplinary group practices. The principal focus is the acquisition of primary care physicians, which includes family practice, internal medicine, clinical cardiology and other primary care concentrated disciplines. We began implementation of our provider rollout strategy with an initial focus on the South and Central Florida markets. The business plans provide for expansion into surrounding states in the Southeast in 2012 and then throughout the U.S. in subsequent years. We are in active negotiation with specialty medical and ancillary healthcare service providers (including diagnostic facilities, pharmacies, rehabilitation therapy practices, among others) that will create community-based “medical malls” for more efficient, more comprehensive and better patient care. This model leverages the physicians “prescription pad” to generate ancillary revenue streams which are a multiple of the practices collective clinical revenue.

The practices are held in wholly-owned subsidiaries, where we provide management services to each of the practice subsidiaries. The management services provided include HMO contracting, physician recruiting, credentialing and contracting, human resources services, claims administration, financial reporting services, provider relations, patient eligibility and related services, pooled back office and front office administration, practice management systems, electronic medical record system, centralized billing, shared facilities, medical management including utilization management and quality assurance, data collection, management information systems and other services that provide scale efficiencies.

EMR/PMS Operations

We hold an interest in Cyfluent, Inc., a medical software company that has deployed an electronic medical records and practice management system (“EMR/PMS”) across multiple physician practices in Florida and the US. This system provides integrated patient record management that is fully automated end-to-end. We have allocated and deployed financial and technical resources to speed the continued implementation and integration of the Cyfluent EMR/PMS into additional Company-owned and other physician practice groups throughout the U.S.

Operating Results

As of December 31, 2010, we have contracts with four HMOs, from which most of our revenue was primarily derived. HMOs offer a comprehensive healthcare benefits package in exchange for a capitation amount per enrollee that does not vary through the contract period regardless of the quantity or cost of medical services required or used. HMOs enroll members by entering into contracts with employer groups or directly with individuals to provide a broad range of healthcare services for a prepaid charge, with minimal deductibles or co-payments required of the members. The contracts between our physician members and the HMOs through the Palm IPA and the HMO provide for the provision of medical services to the HMO enrollees in consideration for the prepayment of the fixed monthly capitation amount per enrollee.

Capitation revenue under HMO contracts are prepaid monthly to the physician provides based on the number of covered HMO enrollees. Capitation revenue may be subsequently adjusted to reflect changes in enrollment as a result of retroactive terminations or additions. Variability in capitation revenue exists under Medicare's capitation model referred to as "Risk Adjustment." Under the model, capitation with respect to Medicare enrollees is subject to subsequent adjustment by CMS based on the acuity of the enrollees to whom services were provided and is memorialized in the Medical Risk Assessments (MRAs) given to member populations. Capitation for the current year is paid based on data submitted for each Medicare enrollee for preceding periods. Capitation is paid at interim rates during the year and is adjusted in subsequent periods after the final data is compiled. Positive or negative capitation adjustments are made for Medicare enrollees with conditions requiring more or less healthcare services than assumed in the interim payments. Since we do not have the information necessary to reliably predict these adjustments, periodic changes in capitation amounts earned as a result of risk adjustment are recognized once those changes are communicated to us by the health plans. The absolute capitation amount for a contract period is specifically driven by the MRAs preformed by company in previous contract periods.

Risk pools are settled in the following year from earning the capitated amount through the settlement of the medical services claims against these amount.. Management estimates risk pool incentives based on information received from the HMOs or hospitals with whom the risk-sharing arrangements were in place, and who typically maintain the information and record keeping related to the risk pool arrangements. Differences between actual and estimated settlements are recorded when the final accounting is posted. Risk pool performance is affected by many factors, some of which are beyond our control, and may vary significantly from year to year.

The Practice Operation revenues consist primarily of amounts received for clinical medical services provided by our licensed medical practitioners. Ancillary revenues are currently a small percentage of total billed clinical revenues but are, under the Company’s business plan, to increase in 2011 and be a significant percentage of total Practice revenues in 2012 and beyond.

Results of Operations

Medical revenues amounted to $9,644,258 for the year ended December 31, 2010, which was a $1,768,042 or 22.4% increase of over medical revenues earned for the year ended December 31, 2009.  This net revenue increase was due to the Palm Medical Network LLC membership growing throughout the year (approximate $1,252,000 of the increase), the Company implementing prospective risk assessment through physical review of patients in addition to its already established retrospective chart review (approximate $1,400,000 of the increase) offset by the reduction of clinical patient fees due to the 2009 sale of the Hygea Health Network practice (approximate $900,000 decrease).

License fees and non-medical revenues amounted to $437,583 for the year ended December 31, 2010, which represents a $246,255 or 36.0% decrease from the year ended December 31, 2009.  This decrease was due to a greater emphasis in the patient revenue enhancement during 2010.  During 2010 and 2009 the Company provided consulting services related to its EMR operations for several service providers.  Emphasis on this type of service was reduced as greater attention was placed in increasing efficiency in servicing the Company’s current patients

Physician and other provider expenses amounted to $7,259,880 for the year ended December 31, 2010, which approximated 75.3% of medical revenues.  These expenses include capitation fee payments and CarePlus administrative fees.  Physician and other provider expenses amounted to $5,618,683 for the year ended December 31, 2009, which approximated 71.3% of medical revenues.

Salaries and benefits amounted to $192,466 for the year ended December 31, 2010,  representing a $1,341,611 reduction from the $1,534,077 incurred for the year ended December 31, 2009, due to the reduction of employee staff with the sale of the Hygea Health Network practice.

General and administrative expenses amounted to $680,191 for the year ended December 31, 2010, which represents a $244,587 reduction from the $924,788 incurred for the year ended December 31, 2009.  This reduction was due to elimination of the administrative expenses associated with the Hygea Health Network practice that was sold.

Professional fees amounted to $824,292 for the year ended December 31, 2010, and is comprised of legal, accounting and health care consulting expenses.  The increase of $483,978 from the $340,314 incurred in the year ended December 31, 2009, was due to the Company utilizing outside consultants to advance its expansion and preparation for its public financing.

Other income of $100,824 in the year ended December 31, 2009 represented forgiveness of debt related to professional fees.

Interest expense amounted to $36,849 for the year ended December 31, 2010, as compared to $187,014 for the year ended December 31, 2009.  The reduction of $150,165 is due to the extinguishment of debt related to Hygea Health Network practice.

Income attributable to non-controlling interest represents minority interest share in Palm Medical Network, LLC net income.

Application of Critical Accounting Policies and Estimates

Use of Estimates

These consolidated financial statements include certain amounts based on the Company’s best estimates and judgments. The Company’s most significant estimates relate to accounts receivable and revenues, claims payable, goodwill and other intangible assets, income taxes, and contingent liabilities. These estimates require the application of complex assumptions and judgments, often because they involve matters that are inherently uncertain and will likely change in subsequent periods. The impact of any changes in estimates is included in earnings in the period in which the estimate is adjusted.

Revenues

The Company currently provides services to patients on either a fixed monthly fee arrangement with Health Maintenance Organizations or under a fee for service arrangement.

The Company provides coordination and facilitation of medical services; transaction processing; customer, consumer and care professional services; and access to contracted networks of physicians, hospitals and other health care professionals under both risk-based and fee-based customer arrangements. Medical revenues are primarily derived from risk-based health insurance arrangements in which the premium is typically at a fixed rate per individual served for a one-year period, and the Company assumes the economic risk of funding its customers’ health care and related administrative costs. The Company recognizes medical revenues in the period in which eligible individuals are entitled to receive health care benefits.

Centers for Medicare and Medicaid Services (CMS) deploy a risk adjustment model that apportions premiums paid to all health plans according to health severity and certain demographic factors. The CMS risk adjustment model pays more for members whose medical history indicates they have certain medical conditions. Under this risk adjustment methodology, CMS calculates the risk adjusted premium payment using diagnosis data from hospital inpatient, hospital outpatient and physician treatment settings. The Company and health care providers collect, capture, and submit the necessary and available diagnosis data to CMS within prescribed deadlines. The Company estimates risk adjustment revenues based upon the diagnosis data submitted and expected to be submitted to CMS. Risk adjustment data for certain of the Company’s plans is subject to audit by regulators.

Payments under both the Company’s risk contracts and non-risk contracts (for both Medicare Advantage program as well as Medicaid) are subject to revision based upon premium adjustments, historical patient enrollment data and final settlements.

Health Maintenance Organization Contracts

The Company’s Health Maintenance Organization (“HMO”) contracts have various expiration dates ranging from one to three years with automatic renewal terms. Upon negotiation of any of the HMO contracts, the expiration dates may be extended beyond the automatic renewal terms.

When it is probable that expected future health care costs and maintenance costs under a contract or group of existing contracts will exceed anticipated captivated revenue on those contracts, the Company recognizes losses on its prepaid health care services with HMOs.

The Company has acquired reinsurance on catastrophic costs to limit the exposure on patient losses. The Company has the right to terminate unprofitable physicians and close unprofitable centers under its managed care contracts.

Medical Service Expense

The Company contracts with or employs various health care providers to provide medical services to its patients. Primary care physicians are compensated on either a salary or capitation basis. For patients enrolled under full risk managed care contracts, the cost of specialty services are paid on either a fee for service, per diem, or capitation basis.

The cost of health care services provided or contracted for under full risk managed care contracts are accrued in the period in which services are provided. In addition, the Company provides for an estimate of the related liability for medical claims incurred but not yet reported based on historical claims experience and current factors such as inpatient utilization and benefit changes provided under HMO plans. Estimates are adjusted as changes in these factors occur and such adjustments are reported in the year of determination.

Reinsurance (Stop-Loss Insurance)

Reinsurance premiums are reported as a health care cost and are included in physician and other provider expenses in the consolidated statements of operations. Reinsurance recoveries are reported as patient fees in the consolidated statement of operations.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers as cash equivalents all time deposits and highly liquid investments with a maturity of three months or less, when purchased.

Accounts Receivable

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Reserves are recorded primarily on a specific identification basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized over the underlying assets’ useful lives or the term of the lease, whichever is shorter. Repairs and maintenance costs are expensed as incurred. Improvements and replacements are capitalized.

Fair Value of Financial Instruments

The Company’s financial instruments consist mainly of cash and cash equivalents, certificates of deposit, amount due from HMOs and accounts payable. The carrying amount of cash and cash equivalents, certificates of deposit, amounts due from HMOs, accounts payable and accrued expenses approximate fair value due to the short-term nature of these instruments.

Goodwill

Goodwill represents the amount of the purchase price in excess of the fair values assigned to the underlying identifiable net assets of acquired businesses. Goodwill is not amortized, but is subject to an annual impairment test. Tests are performed more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. To determine whether goodwill is impaired, the Company performs a two-step impairment test. In the first step of the test, the fair values of the reporting units are compared to their aggregate carrying values, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not impaired and no further testing is required. If the fair value of the reporting unit is less than its carrying amount, the Company would proceed to step two of the test. In step two of the test, the implied fair value of the goodwill of the reporting unit is determined by a hypothetical allocation of the fair value calculated in step one to all of the assets and liabilities of that reporting unit (including any recognized and unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was reflective of the price paid to acquire the reporting unit. The implied fair value of goodwill is the excess, if any, of the calculated fair value after hypothetical allocation to the reporting unit’s assets and liabilities. If the implied fair value of the goodwill is greater than the carrying amount of the goodwill at the analysis date, goodwill is not impaired and the analysis is complete. If the implied fair value of the goodwill is less than the carrying value of goodwill at the analysis date, goodwill is deemed impaired by the amount of that variance.

The Company calculates the estimated fair value of our reporting units using discounted cash flows. To determine fair values the Company must make assumptions about a wide variety of internal and external factors. Significant assumptions used in the impairment analysis include financial projections of free cash flow (includes significant assumptions about operations, capital requirements and income taxes), long-term growth rates for determining terminal value, and discount rates. Where available and appropriate, comparative market multiples are used to corroborate the results of our discounted cash flow test.

The Company completed its annual assessment of goodwill as of January 2011 and determined that no impairment existed as of December 31, 2010 or 2009. Although the Company believes that the financial projections used are reasonable and appropriate for all of its reporting units, there is uncertainty inherent in those projections. That uncertainty is increased by potential health care reforms, as any passed legislation may significantly change the forecasts and long-term growth rate assumptions for some or all of its reporting units.

Intangible Assets

Finite lived intangible assets are acquired in a business combination and are assets that represent future expected benefits but lack physical substance. Intangible assets are amortized over their expected useful lives and are subject to impairment tests when events or circumstances indicate that a finite lived intangible assets (or asset group’s) carrying value may exceed its estimated fair value. If the carrying value exceeds its estimated fair value, impairment would be recorded.

The Company calculates the estimated fair value of finite lived intangible assets using undiscounted cash flows that are expected to result from the use of the intangible asset or group of assets. The Company considers many factors, including estimated future utility to estimate cash flows.

Claims Payable

HMOs pay medical claims and other costs on the Company’s behalf. Based on the terms of the contracts with the HMOs, the Company receives a net payment from the HMOs that is calculated by offsetting revenue earned with medical claims expense, which is calculated as claims paid on behalf of the Company’s behalf and includes an estimate of claims incurred but not reported.

Additionally, billings to the HMO are retroactively reviewed and revised in accordance with the contract and based on the patient’s experience. These revisions are approved by CMS, which gives rise to a retroactive payment earned by the Company and are presented separate from the claims payable caption in the financial statements.

Non-Controlling Interest

Non-controlling interests relate to the third party ownership in a consolidated entity in which the Company has a controlling interest. For financial reporting purposes, the entity’s assets, liabilities, and operations are consolidated with those of the Company, and the non-controlling interest in the entity is included in the Company’s consolidated financial statements within the stockholders’ equity section of the balance sheet.

Income Taxes

The Company accounts for income taxes using an asset and liability approach which allows for the recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

Recently Adopted Accounting Standards

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU 2010-06). This update amends the fair value guidance of the FASB Accounting Standards Codification (ASC) to require additional disclosures regarding (i) transfers in and out of Level 1 and Level 2 fair value measurements and (ii) activity in Level 3 fair value measurements. ASU 2010-06 also clarifies existing disclosure requirements regarding (i) the level of asset and liability disaggregation and (ii) fair value measurement inputs and valuation techniques. The new disclosures and clarifications of existing disclosures were effective for the Company’s fiscal year 2010, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which will be effective for the Company’s fiscal year 2011.

The Company has determined that there have been no recently issued accounting standards that will have a material impact on its Consolidated Financial Statements, or materially apply to its operations.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

Our primary sources of liquidity are proceeds generated from the sale of equity.  There is no guarantee that this source of capital will be available in the future.

As of December 31, 2010, we had $226,931 of cash and cash equivalents on hand as compared to $25 at December 31, 2009.  Additionally, we had working capital of $1,042,140 at December 31, 2010, an increase of $1,595,325 from our negative working capital balance of $553,185 at December 31, 2009.

We used cash flow in operating activities of $864,320 and $156,514 for the years ended December 31, 2010 and 2009, respectively.  The net decrease in cash flow provided from operating activities for the year ended December 31, 2010, was primarily due to increases in our accounts receivable, partially offset by the impact of our higher net income.

We had $129,823of cash provided by investing activities during the year ended December 31, 2010, primarily from  net cash acquired in our acquisitions during the year.  We used $424,628 of cash in investing activities during the year ended December 31, 2009,  primarily in our acquisition of Cyfluent.

We had $961,403 and $568,730 of cash provided by financing activities during the years ended December 31, 2010 and 2009, respectively, related to our issuances of debt and equity.

Contractual Obligations

As a “smaller reporting company”, we are not required to provide tabular disclosure obligations. We are subject to various financial obligations and commitments in the normal course of operations. These contractual obligations represent future cash payments that we are required to make and relate primarily to accounts and claims payable and our debt obligations. The Company expects to fund these contractual obligations with additional financing, either in the form of equity or debt issuances, for which there is no assurance that any additional financings will be available to us on satisfactory terms and conditions, if at all, as well as with our revenue generated from our operations.

 OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2010, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

BUSINESS

We are a Nevada corporation formed on August 26, 2008 as Piper Acquisition II, Inc.  We changed our name to “Hygea Holdings Corp.” on May 16, 2011.   We are the sole shareholder of Hygea Health Holdings, Inc., a Florida corporation (“Hygea Health”).  Hygea Health has two principal areas of operations. The first is a network of multidisciplinary integrated medical group practices (“Integrated Group”) with a primary care physician ("PCP") focus. The Integrated Group owns a series of subsidiaries that provide industry related services and which support the integrated group practice business model.  Secondly, Hygea Health owns Palm Medical Network LLC (“Palm Medical Network”), an independent physician network.   Under Palm Medical Network, we have a series of medical service organizations (“MSOs”) that have entered “at risk” contracts with Medicare Advantage Health Maintenance Organizations (“HMOs”) throughout Florida.

Hygea Health was founded in March of 2007 as Hygea Health Network, Inc., with the purpose of creating a network of (i) multidisciplinary integrated medical group practices with a primary care physician focus; (ii) healthcare management service organizations that manage and coordinate the medical care of patients enrolled in multiple managed care health plans (i.e., HMOs) and (iii) integrating all aspects of the network via a robust technology platform that incorporates state-of-the-art and physician friendly electronic medical records and practice management system services, including scheduling and billing capabilities. Throughout 2007 to 2010 the Company made a series of acquisitions of group physician practices as well as Palm Medical Group, in order to access Palm’s approximately 1,600 credentialed physicians.

Through the following healthcare management “toolkit”, we acquire, manage and integrate group practices, with a Primary Care Physician (“PCP”) focus:

Independent Physician Association (IPA) and Managed Service Organization (MSO) - In the 4th quarter of 2007, we acquired the assets and control of Palm Medical Group, Inc, a Florida not-for-profit Independent Physician Association with a 20-year operating history.  Palm Medical Group, Inc. was originally founded by the Tenet Hospital chain. Now operated as Palm Medical Network, LLC (“Palm”), Palm and the Company provide each other with significant resources and the opportunities to grow their respective business models. We provide core technologies and an alternative practice model. Palm provides a network of primary care physicians along with their Management Services Organization (MSO), which contracts Medicare HMO membership with Care Plus (Humana’s Medicare HMO), Physicians United, and Amerigroup among others. Palm’s IPA network of approximately 1,600 physicians is the largest such network in the state of Florida, practicing in 76 medical specialties and delivering over 4.5 million hours of patient care annually. Palm’s MSO has been the financial engine for Hygea’s network. We plan to aggressively increase the number of patients we serve through enrollments planned for 2011.

Network of Medical Group Practices and Healthcare Service Providers – We own and continue to acquire medical group practices with a primary care physician focus throughout Florida. We began our initial provider rollout with an initial focus on the South and Central Florida markets, with plans for expansion into surrounding states in the Southeast next, then throughout the U.S. We are also in a variety of negotiations with specialty medical and ancillary healthcare service providers (including diagnostic facilities, pharmacies, rehabilitation therapy practices, among others) to ultimately provide community-based “medical malls” for more efficient, more comprehensive and better patient care. We utilize the services of ProMD Practice Management (www.proMD.us) to provide many of the practice management, billing and back-end collections services to Company-owned practices.

Medical Risk Assessment (MRA) Specialists – We are focused on improving the quality of care for patients and achieving accurate and timely payment from its managed care plan partners for services rendered. This is achieved through the utilization of specialized third party healthcare consultants to identify and correct coding errors, conduct health risk assessments directly with patients to correctly identify all the issues and conditions affecting each patient, and conducting intensive medical record audits. Accurate tabulations of each patient’s medical risk assessment score within each practice and within our MSO will likely result in significantly higher top line revenue and higher profit margins for the Company.

Electronic Medical Records/Practice Management System – We own 30% of Cyfluent, Inc., a medical software company that has deployed an electronic medical records/practice management system (“EMR/PMS”) across multiple physician practices in Florida. This system provides integrated patient record management that is fully automated end-to-end.  We have allocated and deployed financial and technical resources to speed the continued implementation and integration of the Cyfluent EMR/PMS into additional Company-owned and other physician practice groups throughout the U.S.

Business Model

Our focus is the profitable operation of a medical practice by leveraging technology to assist the healthcare provider in documenting, tracking and communicating patient care to a continuum of other healthcare providers such as specialists, diagnostic centers, pharmacies and laboratories.

Our physician group practice structure also offers physicians significant practice revenue enhancements that are not available to sole practitioners or improperly structured group practices. Our ability to earn and share revenue with our member groups through use of the Stark Law’s “In-Office Ancillary Services Exception” (and similar provisions at the state level), draws physicians, group practices and medical specialists to the our business model.  Additional revenue comes from management efficiencies of scale and access to better payer benefits.  Together they create a sustainable revenue stream different from that of other practice management and managed care groups.  We believe that the advantages of its model create better health care delivery systems for patients and optimize revenue models for physicians and their partners.

We believe that our business model diversifies and maximizes revenue while minimizing costs / spreading operating risk across sector and geographic areas.

Revenue Diversification:  We earn distinct revenue from: (a) creating provider efficiencies for the delivery and administration of medical services; (b) providing ancillary medical services in-house; (c) ownership of other ancillary services restricted for physicians under Stark Law, (e.g., Home Health and Durable Medical Equipment); (d) Management Service Organization (MSO) revenue from Palm Medical Network; and (e) other services provided to or received from subsidiaries.

Cost Minimization: We offer economies of scale by centralizing back office services, reducing practice management redundancy, managing of medical real estate assets, and amortizing shared services and other costs across a larger base.  Day-to-day services provided include compliance, management of equipment and real estate leases, staffing, billing, contract negotiation, bulk purchase of medical supplies, and accounting functions.  Cost minimization is further enhanced through efficiencies gained from the implementation of our licensed state-of-the-art PMS/EMR system, Cyfluent, and associated proprietary tools.

Revenue Maximization: We improve physician incomes because they are able to see more patients more efficiently, provide a higher level of medical care, and through the capture of ancillary services; projected revenue ratios can reach as high as 4:1 of referral ancillary revenue to physicians’ clinical revenue.

Regional Diversification: We form Group Practice LLC’s regionally, generally by county.  LLC’s are organized around the matching of patient and provider demographics. This is an approach that syncs supply and demand between provider and patient and also provides risk abatement to our investors through portfolio diversification. It is believed that this interstate expansion strategy will further expand and diversify our business model.

Expanding Industry: We have targeted a growth industry.  Key existing population demographics in the U.S. – large aging population and increased longevity – tend to assure that health care will continue to expand for at least a generation. Management believes that this is true irrespective of government efforts to control cost through managed care, technology and revenue pressure on providers. It is many experts’ opinion that healthcare is one of the few industries, along with defense, food and energy that is essentially recession resistant.

Poised for Expansion:  We plan to continue to extend our service offering through the adoption of the ‘Medical Mall’ structure.  Medical Malls are centralized medical services locations in a mall format where we position multiple practices, including general practice physicians, specialists, and urgent care centers alongside ancillary service providers such as therapists, pharmacies, laboratories, and diagnostic centers.  This one-stop approach is expected to be attractive to the Company, physicians, and patients alike since concentration of medical services, ancillary services, and associated support makes health care delivery and receipt more efficient and less stressful.

Market

As our initial targeted geographic area of operation and growth, Florida has over 36,000 doctors serving a total population of over 18.1 million people. Miami Dade County’s population of 2.5 million people is currently served by more than 8,000 medical providers, 2,000 of whom are members of the Dade County Medical Association. The Broward County Medical Association unites 1,500 allopathic (conventional medicine) and osteopathic (musculoskeletal) physicians, who join a legion of over 4,000 providers serving a population of 1.8 million. The population of Palm Beach County is 1.3 million, which is served by over 3,000 doctors.

According to the U.S. Department of Labor, family practitioners in Florida make, on average, approximately $150,000 net income per year. Surgeons earn only slightly higher at approximately $165,000 per year. Specialists such as obstetricians/gynecologists earn approximately $180,000. The salary ranges in the tri-county region average about 25% higher than these numbers and in the Orlando area they are closer to the averages.  According to the MGMA (Medical Group Management Association), the average primary care physician grosses about $460,000 in annual billings in the South Florida market.

Financial

For year-end 2010, we realized combined net revenues of $10,081,841 and net income of $1,116,607.  The 2010 revenues and net income were a significant increase from 2009, when we realized $8,560,054 and  $33,092, respectively. Since inception, we have been funded exclusively by private investors.  These investors have contributed in excess of  $3,000,000 to date which funded the acquisition of Palm, physician practice acquisitions, Cyfluent EMR/PMS development, and working capital.

Competition

The healthcare services industry tends to be fragmented and dynamic, consisting of specialized and ancillary services firms that operate mainly on a regional basis such as generalist management companies, information systems vending firms that offer services ranging from simple EMR/PMS packages to complex billing and management systems, Health Maintenance Organizations, and Managed Service Organizations.   Due to the healthcare services market having a strong regional bias, many competitors in one location may not be operating in other areas. Management believes that the fragmented competition allows the Company the opportunity to expand into new markets rapidly via targeted acquisitions.

MANAGEMENT

Executive Officers and Directors

Below are the names and certain information regarding the Company’s executive officers and directors.

Name	Age	Position
Daniel T. McGowan	63	Chairman of the Board of Directors
Manuel E. Iglesias	56	Chief Executive Officer, President and Director
Donald J. Markey	51	Chief Financial Officer and Director
Edward (Ted) Moffly	57	Director
Martha Castillo	37	Chief Operating Officer and Director
Frank Kelly Jr.	64	Director
Dr. Carl Rosencrantz	59	Director
Francisco H. Reccio	66	Director
Glenn Marrichi	60	Director
Lacy Loar	58	Compliance Officer and Director

Officers are elected annually by the Board of Directors (subject to the terms of any employment agreement), at its annual meeting, to hold such office until an officer’s successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board.

Background of Executive Officers and Directors

Daniel T. McGowan – Chairman,Board of Director. Since 2010, Daniel McGowan has served as chairman and a director of the Company.  Entering his 41st year of leadership in health and human services delivery, Mr. McGowan has been responsible for the transformation of a variety of key organizations, including the dramatic transformation of HIP Health Plans of New York from a troubled company to one of the nation’s leading health care companies. Under his stewardship as president, HIP grew from less than $1Billion in annual revenue to over $5Billion and acquired Connecticare, Vytra and Perfect Health plans in a ten year period, while paying off $400,000 in debt and moving from the 49th to the 440th percentile of the organization’s reserve requirement. When HIP and GHI merged in 2006, he was named the first President of Emblem Health Services Corp., LLC with annual revenues of $8 Billion  serving 1,600,000 members in New York. Today, he does private consulting and chairs a number of critically-important boards in health care, development and education, including the National Medical Fellowships, the New York Primary Care Development Corporation and the New York Chapter of the Arthritis Foundation.  Prior to his work for HIP and EmblemHealth, he led the development of Catholic Charities for the Long Island Diocese into the largest health and human services agency on Long Island by expanding its programs and quadrupling its resources. He served as vice president for Planning and Program Development at Long Island Jewish Medical Center and as executive director of both the Long Island and New York City Health Systems agencies. He was elected president of the New York State Association of Health Planning Agencies and chair of the American Health Plan Association.  Mr. McGowan was a key leader for several Midwest health planning agencies, including the Bureau of Planning Coordination for the State of Wisconsin when it was ranked as the top such agency in the country by the Department of Health and Human Services. He has lectured and written extensively on health-system and hospital planning, development and regulation, holding faculty positions at several major universities. Mr. McGowan graduated from Marquette University with a Bachelor of Arts in Psychology and received a Master of Science from Northern Illinois University in Administration of Health and Mental Health Services.

Manuel E. Iglesias – President/Chief Executive Officer, Director. Since 2007, Manuel Iglesias has served as an officer and director of the Company. He brings extensive legal business and political experience including regulatory matters having represented clients before federal and state agencies primarily in the securities and financial regulatory areas. Mr. Iglesias focuses his work on health care related business transactions, contracts and asset protection. He has been a member of Health Law and Corporate Practices with law firms in the State of Florida. Mr. Iglesias has devoted a major part of his life in the business development and venture capital arena, structuring and raising capital for small and midsized businesses. He is a member of The Florida Bar and The Illinois Bar. Mr. Iglesias is a graduate of the University of Chicago School of Law, and he earned a Master’s in Business Administration from the University of Chicago School of Business and a Bachelor’s in Foreign Service from Georgetown University. Mr. Iglesias has also studied in Switzerland, Germany and Austria.

Donald J. Markey – Chief Financial Officer and Director.  Since 2010, Donald Markey has served as an officer and director of the Company.  Mr. Markey has overall responsibilities for the fiscal operations of the Company  including treasury, corporate accounting, project accounting, financing, insurance, risk, tax and compliance.  Prior to joining Hygea, Mr. Markey was Chief Financial Officer of HDG Mansur, a global real estate investment firm with approximately $5 billion of asset holdings throughout the US and Europe. Prior to that, Mr. Markey was Executive Vice President and Chief Financial Officer of Pinnacle Realty Management Company, one of the nation’s largest third party manager/operator of multi-housing throughout the estates. Donald has ten (10) years experience with PricewaterhouseCoopers (Los Angeles and Seattle offices), one of the Big 4 independent CPA firms. Mr. Markey is a Certified Public Accountant and has a Bachelor of Science degree with emphasis in Accounting and Entrepreneurial Studies from the University of Southern California School of Business Administration.

Edward (Ted) Moffly – Director. Since 2007 Edward Moffly has served as an officer and director of the Company. Ted was the former CFO of IP Gear (Pink Sheets QMXI), an enterprise VoIP company. As CFO, Mr. Moffly engineered the acquisition of Quasar/BOS, an Israeli VoIP gateway company, brought the company public via a downstream merger, and structured contracts with companies such as Siemens and Excel. Before IP Gear, Mr. Moffly was founding partner and CEO of Spin Networks, a security software company based out of Toronto, Canada and Belo Horizonte, Brazil. Mr. Moffly was also the CEO of Synergyx, an IP integration company. The company designed, built and managed IP networks in over 50 countries. Mr. Moffly has extensive experience managing sophisticated construction projects including hydroelectric, medical technology and automated production facilities. Mr. Moffly sits on the board of directors for Socratic Solutions, a supplemental education company and has served as the company’s interim CFO. He is on the board of directors for Denarii Systems, an international mobile payment solutions company. Mr. Moffly did his undergraduate work at Columbia University and has an MBA in Finance from the University of Chicago.

Martha Castillo – Chief Operating Officer, Director.  Ms. Castillo oversees health care provider relations, doctor credentialing, marketing and daily operational activities for Hygea.  Prior to joining Hygea, Ms. Castillo worked both as an independent agent representing clients such as AFLAC, AIG, ING, and Nationwide Life and as a marketing coordinator at Mercy Health in Miami, Florida.  Ms. Castillo brings a background in accounting to her position, having served for four years as an accountant at DuFry America. Ms. Castillo has a degree in accounting from University of Central Texas and a degree in business administration from Saint Peters College, New Jersey.

Frank Kelly, Jr. – Director. Frank Kelly became Director and Chairman of the Board in 2007. Mr. Kelly is the President and CEO of MFK Global, Inc., a diversified management and strategic marketing consulting company, where he manages and implements global projects ranging from management reorganization to innovative product introductions. Prior to MFK Global, Mr. Kelly worked 24 years with The Coca-Cola Company, holding various executive positions with both US and global responsibilities including Japan.  Mr. Kelly attended Harvard University Business School MBA program and holds a B.S. in Accounting and Finance from Bentley University.

Dr. Carl Rosencrantz – Director of Hygea, Chairman of the Board of Directors of Palm Medical Network. Dr. Carl Rosencrantz is a practicing radiologist in, and chairman of, the West Boca Medical Center Department of Imaging. In that capacity he is also the Medical Director of Imaging for Delray Community Hospital. Prior to forming West Boca. Dr. Rosencrantz was a staff radiologist at the Pompano Beach Medical Center. He is a member of the Tenet Radiology Advisory board. Through his relationship with Tenet Dr. Rosencrantz was a founding member of the Palm Medical Group, and has served on its executive committee in various capacities since 1989.  He began his career as an OBGYN resident at Mount Sinai and after completing his OB residency, he continued at Mount Sinai as a resident in radiology. He later became a staff radiologist at West Boca Medical Center where he rose to Chief of Staff. Dr. Rosencrantz has a BA from Amherst College and an MD from the University of Miami.

Francisco H. Recio - Director, Mr. Recio has over thirty years of international experience in finance, accounting, management and technology. He began his career at Deloitte, Haskins & Sells in the Management Consulting Practice and rose to Senior Manager. Mr. Recio left Deloitte for KPMG, joining as a Senior Manager in the Management Consulting Department and became a partner one year later. He was Partner in Charge of Florida Consulting and Latin America Consulting, was the Chairman of the Worldwide Operations Management Practice Committee. Mr. Recio then Oracle Corporation as Group Vice President of Latin America Services with responsibility for over 1,000 professionals as direct reports.  During his stewardship, Oracle revenues in Latin America Services increased tenfold. Mr. Recio left Oracle to found and become chairman of Avisena, Inc., a healthcare practice management technology company.  Mr. Recio is a member of the Board of Directors of Palmetto General Hospital, the largest Tenet hospital in Florida; sits on various advisory boards including the Lally School of Management and Technology and at his alma mater Rensselaer Polytechnic Institute (“RPI”); served as a member of the Board of Directors of the Cedars Medical Center Foundation (largest HCA hospital in Florida); and is a former member of the Board of Directors of the Health Foundation of South Florida. Mr. Recio has a bachelor’s degree in Engineering and an MS in Management from RPI.

Glenn Marrichi – Chief Strategic Officer, Director. Since 2010, Glenn Marrichi has served as an officer and director of the company.  He brings extensive strategic and brand-marketing experience in the healthcare category.  As an executive at major international advertising agencies in Chicago, New York, Los Angeles and Detroit, Mr. Marrichi has engaged in brand-building and strategic marketing on behalf of these well-known brands --- Johnson & Johnson, Celebrex, Baxter International, Ciba Vision, The Arthritis Foundation and McNeil Consumer Products. A national speaker on the subject of brand value innovation, he’s a winner of the industry’s prestigious awards including the American Marketing Association’s Gold EFFIE for advertising & marketing effectiveness. In addition, he has served on the national board of both the Arthritis Foundation and Community Health Charities, the leading workplace-based charity devoted to health causes that include the American Cancer Society, American Diabetes Association and the American Heart Association.

Lacy Loar – Compliance Officer, Director.  Since 2007 Lacy Loar has served as an officer and director of the Company. As a corporate generalist, she brings a background in contract negotiations, mergers and acquisitions, litigation, and public company issues. She has served as a key advisor to senior executives at the private company, Ibid America, Inc., in which she assisted in taking it public through a reverse merger. A former newspaper reporter and editor,
Ms. Loar has used her writing skills to draft private placement memoranda, merger agreements, as well as registration statements as prescribed by the Securities and Exchange Commission. She has drafted corporate governance codes to comply with the Sarbanes-Oxley Act of 2002 and press releases to comply with Fair Disclosure laws. Ms. Loar was also an affiliate of the former Law Offices of Manuel Iglesias, P.A., Miami, Florida, a boutique law firm specializing in corporate and securities law. She has collaborated to provide pro bono legal services to select indigent clients, concerning matters as diverse as Family Law (child custody and domestic violence), Property, and Civil Litigation. Ms. Loar earned a Bachelor’s Degree from Eckerd College and Southern California University for Professional Studies, and a law degree as a toptier graduate of Southern California University, College of Law.

Our directors are elected for a term of one year and until their successors are elected and qualified.

There is no family relationship among any of our officers or directors.

Committees

Our business, property and affairs are managed by or under the direction of the Board of Directors. Members of the board are kept informed of our business through discussion with the chief executive and financial officers and other officers, by reviewing materials provided to them and by participating at meetings of the board and its committees.  As of the date hereof, we intend to form an audit, compensation and nomination/corporate governance committee.  Upon appointing independent directors and adopting the appropriate charters, we will appoint form such committees.

Code of Ethics

We intend to a code of ethics to apply to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions.

Section 16(a) Compliance

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who beneficially own more than 10% of our common stock to file initial reports of ownership and reports of changes in ownership with the SEC. Based solely on our review of the copies of such forms furnished to us and written representations from our executive officers, directors and such beneficial owners, we believe that all filing requirements of Section 16(a) of the Exchange Act were timely complied with during the fiscal year ended December 31, 2010.

Executive Compensation
Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	(5) Stock Awards ($)	(6) Stock Options ($)	Non-equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Martha Castillo	2010	$80,000	--	--	--	--	--	--	$80,000

Martha Castillo	2009	$60,000	--	--	--	--	--	--	$60,000

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2010, we did not have any equity awards outstanding.

DIRECTOR COMPENSATION

Our directors have not received compensation for rendering services as directors since inception.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of May 16, 2011 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of our executive officers and directors; and (iii) our directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (3)
Manuel R. and Olga Iglesias Trust	55,032,444	37.04%
Daniel T. McGowan (2)	1,531,670	1.03%
Manuel E. Iglesias (2)	969,260	*
Donald J. Markey (2)	2,153,912	1.45%
Edward (Ted) Moffly (2)	31,500,959	21.20%
Martha Castillo (2)	1,076,956	*
Frank Kelley Jr. (2)	5,995,054	4.04%
Dr. Carl Rosencrantz (2)	855,582	*
Francisco H. Reccio (2)	1,076,956	*
Glenn Marrichi (2)	1,292,347	*
Lacy Loar (2)	1,615,434	1.09%
All officers and directors as a group (10 people)	48,066,130

* Less than 1%

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o Hygea Holdings Corp., 9100 South Dadeland Blvd., Suite 1500, Miami, Florida 33156.

(2)	Executive officer and/or director of the Company.

(3)
Applicable percentage ownership is based on 148,564,482 shares of common stock outstanding as of May 16, 2011, together with securities exercisable or convertible into shares of common stock within 60 days of May 16, 2011 for each stockholder.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of common stock that are currently exercisable or exercisable within 60 days of May 16, 2011 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 250,000,000 shares of common stock at a par value of $0.001 per share and 10,000,000  shares of preferred stock at a par value of $0.001 per share.  As of May 16, 2011, there are 148,564,482  shares of the Company’s common stock issued and outstanding that are held by approximately 115 stockholders of record and no shares of preferred stock issued and outstanding.

Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote.  Holders of common stock do not have cumulative voting rights.  Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors.  Holders of our common stock representing a majority of the voting power of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders.  A vote by the holders of a majority of the Company’s outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the Company’s articles of incorporation.

Holders of our common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds.  In the event of liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

The Board of Directors may later determine to issue our preferred stock.  If issued, the preferred stock may be created and issued in one or more series and with such designations, rights, preferences and restrictions as shall be stated and expressed in the resolution(s) providing for the creation and issuance of such preferred stock.  If preferred stock is issued and we are subsequently liquidated or dissolved, the preferred stockholders would have preferential rights to receive a liquidating distribution for their shares prior to any distribution to common shareholders. Although we have no present intent to do so, we could issue shares of preferred stock with such terms and privileges that a third party acquisition of our company could be difficult or impossible, thus entrenching our existing management in control of our company indefinitely.

EXPERTS

Our consolidated financial statements at December 31, 2010 and 2009 and for the years then ended have been audited by Kabani & Company, Inc. and are included herein in reliance upon the authority of such firm as an expert in accounting and auditing in giving such report.

LEGAL MATTERS

The validity of the shares of common stock offered through this prospectus will be passed on by Fleming PLLC, 49 Front Street, Suite #206, Rockville Centre, New York 11570.  Stephen M. Fleming, the managing member is a shareholder of our company and purchased 1,800,000 shares of common stock for $333.33.

HOW TO GET MORE INFORMATION

We have filed with the SEC a Registration Statement on Form S-1 (including exhibits) under the Securities Act with respect to the shares to be sold in this Offering.  This Prospectus, which forms part of the Registration Statement, does not contain all the information set forth in the Registration Statement as some portions have been omitted in accordance with the rules and regulations of the SEC.  For further information with respect to our Company and the Shares offered in this Prospectus, reference is made to the Registration Statement, including the exhibits filed thereto, and the financial statements and notes filed as a part thereof.  With respect to each such document filed with the SEC as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved.   We are not currently subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”).  As a result of the offering of the Shares of our common stock, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, we will file quarterly and annual reports and other information with the SEC and send a copy of our annual report together with audited consolidated financial statements to each of our shareholders.  The Registration Statement, such reports and other information may be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N. E., Washington, D. C.  20549.  Copies of such materials, including copies of all or any portion of the Registration Statement, may be obtained from the Public Reference Room of the SEC at prescribed rates.  You may call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.  Such materials may also be accessed electronically by means of the SEC’s home page on the internet (http://www.sec.gov).

HYGEA HOLDINGS CORP. AND SUBSIDIARIES
 (Formerly Piper Acquistion II, Inc.)

HYGEA HOLDINGS CORP. AND SUBSIDIARIES
 (Formerly Piper Acquistion II, Inc.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Hygea Holdings Corp.

We have audited the accompanying consolidated balance sheets of Hygea Holdings Corp. and its subsidiaries formerly Piper Acquistion II, Inc (collectively, the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hygea Holdings Corp. at December 31, 2010 and 2009, and the consolidated results of operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Kabani & Company
KABANI & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
Los Angeles, CA
May 16, 2011

HYGEA HOLDINGS CORP. AND SUBSIDIARIES
 (Formerly Piper Acquistion II, Inc.)

Hygea Holdings Corp. and Subsidiaries
Consolidated Balance Sheets
as of December 31, 2010 and 2009

Assets
	2010	2009
Current assets
Cash and cash equivalents	$226,931	$25
Accounts receivable	2,765,343	504,615
Due from related parties	-	225,592
Deferred taxes - current	78,271	-
Total current assets	3,070,545	730,232

Property and equipment, net	240,227	209,159

Investment	342,368	342,368
Other assets	4,200	67,500
Intangible assets, net	1,458,470	1,394,351
Goodwill	1,139,900	430,000
Total assets	$6,255,710	$3,173,610

Liabilities and stockholders' equity

Current liabilities
Accounts payable and accrued liabilities	$350,692	$427,312
Claims payable	519,456	319,496
Line of credit - bank	100,000	100,000
Loans payable - current portion	765,068	100,000
Loans due to stockholders and related parties	293,189	336,609
Total current liabilities	2,028,405	1,283,417

Loans payable	865,950	200,000
Total liabilities	2,894,355	1,483,417

Commitments and contingencies

Stockholders' equity
Preferred stock - 10,000,000 shares of $.0001 par
value, no shares issued and outstanding	-	-
Common stock - 250,000,000 shares of $.0001 par value,
148,564,482 and 102,219,153 shares issued and
outstanding, respectively	14,856	10,222
Additional paid-in capital	1,406,552	977,278
Non-controlling interest	2,091,706	1,971,060
Accumulated deficit	(151,760)	(1,268,367)
Total stockholders' equity	3,361,355	1,690,193
Total liabilities and stockholders' equity	$6,255,710	$3,173,610

See accompanying notes

HYGEA HOLDINGS CORP. AND SUBSIDIARIES
 (Formerly Piper Acquistion II, Inc.)

Hygea Holdings Corp. and Subsidiaries
Consolidated Statements of Income
for the years-ended December 31, 2010 and 2009

	2010	2009

Medical revenues
Capitation fees	$2,540	$455,765
Patient fees	9,641,718	7,420,451
Total medical revenues	9,644,258	7,876,216

License Fees and non-medical revenues	437,583	683,838

Total revenues	10,081,841	8,560,054

Healthcare expenses
Physician and other provider expenses	7,259,880	5,618,683

Gross margin	2,821,961	2,941,371

Administrative and other operating expenses
Salaries and benefits	192,466	1,534,077
General and administrative	680,191	924,778
Professional fees	824,292	340,314
Total administrative and other operating expenses	1,696,949	2,799,169

Net operating income	1,125,012	142,202

Other income (expenses)
Other income	-	100,824
Other expenses	(5,400)	-
Gain on acquisition	76,219	-
Interest expense	(36,849)	(187,014)
Total other income (expenses)	33,970	(86,190)

Net income before income taxes and non-controlling interest	1,158,982	56,012

Income tax benefit	78,271	-

Income attributable to non-controlling interest	(120,646)	(22,920)

Net income	$1,116,607	$33,092

See accompanying notes

HYGEA HOLDINGS CORP. AND SUBSIDIARIES
 (Formerly Piper Acquistion II, Inc.)

Hygea Holdings Corp. and Subsidiaries
Consolidated Statements of Stockholders’ Equity
as of December 31, 2010 and 2009

								Total
	Preferred stock		Common stock		Additional Paid-in	Non-controlling	Accumulated	stock- holders'
	Shares	Amount	Shares	Amount	capital	interest	deficit	equity
Balance, January 1, 2009	-	$-	87,203,528	$8,720	$543,780	$1,948,140	$(1,301,459)	$1,199,181

Issuance of 14,119,520 shares of common stock	-	-	14,119,520	1,412	298,588	-	-	300,000

Issuance of 88,099,633 shares of common stock for entity under common control	-	-	88,099,633	8,810	678,601	-	-	687,411

Exchange of 87,203,528, shares of common stock for entity under common control	-	-	(87,203,528)	(8,720)	(543,691)	-	-	(552,411)

Net income	-	-	-	-	-	22,920	33,092	56,012

Balance, December 31, 2009	-	-	102,219,153	10,222	977,278	1,971,060	(1,268,367)	1,690,193

Issuance of 4,706,506 shares of common stock	-	-	4,706,506	471	99,529	-	-	100,000

Issuance of 1,354,577 shares of common stock for acquisition of subsidiary			1,354,577	135	123,646			123,781

Issuance of 27,508,342 shares of common stock	-	-	27,508,342	2,751	206,099	-	-	208,850

Recapitalization due to reverse merger	-	-	12,775,904	1,278	-	-	-	1,278

Net income	-	-	-	-	-	120,646	1,116,607	1,237,253

Balance, December 31, 2010	-	$-	148,564,482	$14,856	$1,406,552	$2,091,706	$(151,760)	$3,361,355

See accompanying notes

HYGEA HOLDINGS CORP. AND SUBSIDIARIES
 (Formerly Piper Acquistion II, Inc.)

Hygea Holdings Corp. and Subsidiaries
Consolidated Statements of Cash Flows
for the years-ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:
Net income	$1,116,607	$33,093
Non-controlling interest	120,646	22,920
Adjustments for operating activities:
Depreciation	55,367	22,783
Amortization	101,625	101,625
Gain on acquisition	(76,219)	-
Changes in operating assets and liabilities:
Accounts receivable	(2,250,728)	(338,720)
Deferred taxes	(78,271)	-
Other assets	63,300	(67,500)
Accounts payable and accrued liabilities	(116,607)	(250,212)
Claims payable	199,960	319,497
Net cash used in operating activities	(864,320)	(156,514)

Cash flows from investing activties:
Capital expenditures	(86,435)	(82,260)
Intangible assets	(165,744)	-
Cash acquired in reverse merger	182,002	-
Acquisition of Opa-Locka	200,000	-
Acquisition of Cyfluent investment	-	(342,368)
Net cash used in investing activities:	129,823	(424,628)

Cash flows from financing activities:
Borrowings on line of credit	-	100,000
Repayments on line of credit	-	(9,440)
Due from related parties	225,592	(225,592)
Proceeds from issuance of loans payable	470,381	300,000
Repayment of loans to stockholders and related parties	(43,420)	(31,238)
Proceeds from issuance of common stock	308,850	435,000
Net cash provided by financing activities	961,403	568,730

Net increase (decrease) in cash and cash equivalents	226,906	(12,412)

Cash and cash equivalents, beginning of period	25	12,437
Cash and cash equivalents, end of period	$226,931	$25

Supplemental Cash Flows Information
Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-

See accompanying notes

HYGEA HOLDINGS CORP. AND SUBSIDIARIES
 (Formerly Piper Acquistion II, Inc.)

Hygea Holdings Corp. and Subsidiaries
Notes to Consolidated Financial Statements

A.	Description of Business

Business Activity and Operations

Hygea Holdings Corp. formerly Piper Acquistion II, Inc. (“the Company” or “Holdings”) is a Nevada corporation formed on August 26, 2008, as Piper Acquisition II, Inc.  The Company changed its name to “Hygea Holdings Corp.” on May 16, 2011.

Effective December 31, 2010, the Company acquired all of the outstanding common shares of Hygea Health Holdings, Inc., a Florida corporation (“Hygea Health”), in exchange for the issuance of 135,788,575 shares of the Company’s common stock.  The exchange of shares between the Company and Hygea Health was accounted for as a reverse acquisition under the purchase method of accounting.  A reverse acquisition is considered, and accounted for as, a capital transaction in substance; it is equivalent to the issuance of Hygea Health’s securities for our net monetary assets, accompanied by a recapitalization.  Hygea Health is the surviving and continuing entity and the historical financials following the reverse acquisition transaction are those of Hygea Health.  Hygea Health’s historical stockholders’ equity has been retroactively restated to reflect the reverse acquisition as if it had occurred on January 1, 2009.

As a result of the acquisition, the Company is the sole shareholder of Hygea Health.  Hygea Health has two principal areas of operations. The first is a network of multidisciplinary integrated medical group practices (“Integrated Group”) with a primary care physician (“PCP”) focus.  The Integrated Group owns a series of subsidiaries that provide industry related services and which support the integrated group practice business model.  Hygea Health owns Palm Medical Network LLC (“Palm Medical Network”), an independent physician network.   Under Palm Medical Network, the Company has a series of medical service organizations (“MSOs”) that have entered “at risk” contracts with Medicare Advantage Health Maintenance Organizations (“HMOs”) throughout Florida.

Principles of Consolidation and Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated.

B.	Significant Accounting Policies

Use of Estimates

These consolidated financial statements include certain amounts based on the Company’s best estimates and judgments. The Company’s most significant estimates relate to accounts receivable and revenues, claims payable, goodwill and other intangible assets, income taxes, and contingent liabilities. These estimates require the application of complex assumptions and judgments, often because they involve matters that are inherently uncertain and will likely change in subsequent periods. The impact of any changes in estimates is included in earnings in the period in which the estimate is adjusted.

HYGEA HOLDINGS CORP. AND SUBSIDIARIES
 (Formerly Piper Acquistion II, Inc.)

Hygea Holdings Corp. and Subsidiaries
Notes to Consolidated Financial Statements

Revenues

The Company currently provides services to patients on either a fixed monthly fee arrangement with Health Maintenance Organizations or under a fee for service arrangement.

The Company provides coordination and facilitation of medical services; transaction processing; customer, consumer and care professional services; and access to contracted networks of physicians, hospitals and other health care professionals under both risk-based and fee-based customer arrangements. Medical revenues are primarily derived from risk-based health insurance arrangements in which the premium is typically at a fixed rate per individual served for a one-year period, and the Company assumes the economic risk of funding its customers’ health care and related administrative costs. The Company recognizes medical revenues in the period in which eligible individuals are entitled to receive health care benefits.

Centers for Medicare and Medicaid Services (CMS) deploy a risk adjustment model that apportions premiums paid to all health plans according to health severity and certain demographic factors. The CMS risk adjustment model pays more for members whose medical history indicates they have certain medical conditions. Under this risk adjustment methodology, CMS calculates the risk adjusted premium payment using diagnosis data from hospital inpatient, hospital outpatient and physician treatment settings. The Company and health care providers collect, capture, and submit the necessary and available diagnosis data to CMS within prescribed deadlines. The Company estimates risk adjustment revenues based upon the diagnosis data submitted and expected to be submitted to CMS. Risk adjustment data for certain of the Company’s plans is subject to audit by regulators.

Payments under both the Company’s risk contracts and non-risk contracts (for both Medicare Advantage program as well as Medicaid) are subject to revision based upon premium adjustments, historical patient enrollment data and final settlements.

Health Maintenance Organization Contracts

The Company’s Health Maintenance Organization (“HMO”) contracts have various expiration dates ranging from one to three years with automatic renewal terms. Upon negotiation of any of the HMO contracts, the expiration dates may be extended beyond the automatic renewal terms.

When it is probable that expected future health care costs and maintenance costs under a contract or group of existing contracts will exceed anticipated captivated revenue on those contracts, the Company recognizes losses on its prepaid health care services with HMOs.

The Company has acquired reinsurance on catastrophic costs to limit the exposure on patient losses. The Company has the right to terminate unprofitable physicians and close unprofitable centers under its managed care contracts.

Medical Service Expense

The Company contracts with or employs various health care providers to provide medical services to its patients. Primary care physicians are compensated on either a salary or capitation basis. For patients enrolled under full risk managed care contracts, the cost of specialty services are paid on either a fee for service, per diem, or capitation basis.

The cost of health care services provided or contracted for under full risk managed care contracts are accrued in the period in which services are provided. In addition, the Company provides for an estimate of the related liability for medical claims incurred but not yet reported based on historical claims experience and current factors such as inpatient utilization and benefit changes provided under HMO plans. Estimates are adjusted as changes in these factors occur and such adjustments are reported in the year of determination.

HYGEA HOLDINGS CORP. AND SUBSIDIARIES
 (Formerly Piper Acquistion II, Inc.)

Hygea Holdings Corp. and Subsidiaries
Notes to Consolidated Financial Statements

Reinsurance (Stop-Loss Insurance)

Reinsurance premiums are reported as a health care cost and are included in physician and other provider expenses in the consolidated statements of operations. Reinsurance recoveries are reported as patient fees in the consolidated statement of operations.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers as cash equivalents all time deposits and highly liquid investments with a maturity of three months or less, when purchased.

Accounts Receivable

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Reserves are recorded primarily on a specific identification basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized over the underlying assets’ useful lives or the term of the lease, whichever is shorter. Repairs and maintenance costs are expensed as incurred. Improvements and replacements are capitalized.

Fair Value of Financial Instruments

The Company’s financial instruments consist mainly of cash and cash equivalents, certificates of deposit, amount due from HMOs and accounts payable. The carrying amount of cash and cash equivalents, certificates of deposit, amounts due from HMOs, accounts payable and accrued expenses approximate fair value due to the short-term nature of these instruments.

Goodwill

Goodwill represents the amount of the purchase price in excess of the fair values assigned to the underlying identifiable net assets of acquired businesses. Goodwill is not amortized, but is subject to an annual impairment test. Tests are performed more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. To determine whether goodwill is impaired, the Company performs a two-step impairment test. In the first step of the test, the fair values of the reporting units are compared to their aggregate carrying values, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not impaired and no further testing is required. If the fair value of the reporting unit is less than its carrying amount, the Company would proceed to step two of the test. In step two of the test, the implied fair value of the goodwill of the reporting unit is determined by a hypothetical allocation of the fair value calculated in step one to all of the assets and liabilities of that reporting unit (including any recognized and unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was reflective of the price paid to acquire the reporting unit. The implied fair value of goodwill is the excess, if any, of the calculated fair value after hypothetical allocation to the reporting unit’s assets and liabilities. If the implied fair value of the goodwill is greater than the carrying amount of the goodwill at the analysis date, goodwill is not impaired and the analysis is complete. If the implied fair value of the goodwill is less than the carrying value of goodwill at the analysis date, goodwill is deemed impaired by the amount of that variance.

HYGEA HOLDINGS CORP. AND SUBSIDIARIES
 (Formerly Piper Acquistion II, Inc.)

Hygea Holdings Corp. and Subsidiaries
Notes to Consolidated Financial Statements

The Company calculates the estimated fair value of our reporting units using discounted cash flows. To determine fair values the Company must make assumptions about a wide variety of internal and external factors. Significant assumptions used in the impairment analysis include financial projections of free cash flow (includes significant assumptions about operations, capital requirements and income taxes), long-term growth rates for determining terminal value, and discount rates. Where available and appropriate, comparative market multiples are used to corroborate the results of our discounted cash flow test.

The Company completed its annual assessment of goodwill as of January 2011 and determined that no impairment existed as of December 31, 2010 or 2009. Although the Company believes that the financial projections used are reasonable and appropriate for all of its reporting units, there is uncertainty inherent in those projections. That uncertainty is increased by potential health care reforms, as any passed legislation may significantly change the forecasts and long-term growth rate assumptions for some or all of its reporting units.

Intangible Assets

Finite lived intangible assets are acquired in a business combination and are assets that represent future expected benefits but lack physical substance. Intangible assets are amortized over their expected useful lives and are subject to impairment tests when events or circumstances indicate that a finite lived intangible assets (or asset group’s) carrying value may exceed its estimated fair value. If the carrying value exceeds its estimated fair value, impairment would be recorded.

The Company calculates the estimated fair value of finite lived intangible assets using undiscounted cash flows that are expected to result from the use of the intangible asset or group of assets. The Company considers many factors, including estimated future utility to estimate cash flows.

Claims Payable

HMOs pay medical claims and other costs on the Company’s behalf. Based on the terms of the contracts with the HMOs, the Company receives a net payment from the HMOs that is calculated by offsetting revenue earned with medical claims expense, which is calculated as claims paid on behalf of the Company’s behalf and includes an estimate of claims incurred but not reported.

Additionally, billings to the HMO are retroactively reviewed and revised in accordance with the contract and based on the patient’s experience. These revisions are approved by CMS, which gives rise to a retroactive payment earned by the Company and are presented separate from the claims payable caption in the financial statements.

Non-Controlling Interest

Non-controlling interests relate to the third party ownership in a consolidated entity in which the Company has a controlling interest. For financial reporting purposes, the entity’s assets, liabilities, and operations are consolidated with those of the Company, and the non-controlling interest in the entity is included in the Company’s consolidated financial statements within the stockholders’ equity section of the balance sheet.

HYGEA HOLDINGS CORP. AND SUBSIDIARIES
 (Formerly Piper Acquistion II, Inc.)

Hygea Holdings Corp. and Subsidiaries
Notes to Consolidated Financial Statements

Income Taxes

The Company accounts for income taxes using an asset and liability approach which allows for the recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

Recently Adopted Accounting Standards

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU 2010-06). This update amends the fair value guidance of the FASB Accounting Standards Codification (ASC) to require additional disclosures regarding (i) transfers in and out of Level 1 and Level 2 fair value measurements and (ii) activity in Level 3 fair value measurements. ASU 2010-06 also clarifies existing disclosure requirements regarding (i) the level of asset and liability disaggregation and (ii) fair value measurement inputs and valuation techniques. The new disclosures and clarifications of existing disclosures were effective for the Company’s fiscal year 2010, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which will be effective for the Company’s fiscal year 2011.

The Company has determined that there have been no recently issued accounting standards that will have a material impact on its Consolidated Financial Statements, or materially apply to its operations.

C.	Acquisitions

Hygea Health Reverse Acquisition

Effective December 31, 2010, the Company acquired all of the outstanding common shares of Hygea Health, in exchange for the issuance of 135,788,575 shares of common stock.  The exchange of shares between the Company and Hygea Health was accounted for as a reverse acquisition under the purchase method of accounting.  A reverse acquisition is considered, and accounted for as, a capital transaction in substance; it is equivalent to the issuance of Hygea Health securities for the Company’s net monetary assets, accompanied by a recapitalization.  Accordingly, the transaction has been reflected as Hygea Health having issued a total of 12,775,904 shares of common stock to the Piper shareholders.

At the time of acquisition, the assets and liabilities contributed by Piper amounted to:

Cash and cash equivalents	$182,002
Accounts receivable	10,000
Note receivable from Holdings	570,381
Accrued interest on Holdings note	27,274
Goodwill	709,900
Convertible notes	(1,431,018)
Accrued interest on convertible notes	(67,261)
$1,278

HYGEA HOLDINGS CORP. AND SUBSIDIARIES
 (Formerly Piper Acquistion II, Inc.)

Hygea Holdings Corp. and Subsidiaries
Notes to Consolidated Financial Statements
Opa-Locka Pain Management Corporation

On May 1, 2010 Hygea of Miami Dade, LLC (HMD), a wholly owned subsidiary of the Company, entered into a contribution agreement with Opa-Locka Pain Management Corporation (“OPA”) a Florida corporation and an independent duly licensed medical doctor. In the transaction, the Company acquired a 100% interest in OPA’s common stock for $1 per share or $100, and simultaneously issued 650,000 shares of common stock as purchase consideration, and further entered into a four (4) year non-competition agreement with OPA and the independent medical doctor with applicable restrictive covenants.

At the time of acquisition the assets and liabilities contributed by OPA amounted to:

Cash and cash equivalents	$7,177
Accounts receivable	125,000
Property and equipment	14,517
Covenant not to compete	73,106
Deposits	4,200
Due to related parties	(24,000)
$200,000

The total purchase consideration was determined to be $123,781 based on the fair value of the common stock issued. The Company recorded a gain on acquisition of $76,219 related to this transaction for the year-ended December 31, 2010. The acquisition of Opa-Locka is in alignment with the Company’s strategic plans and contributes to the continued expansion into healthcare markets through membership and practice acquisitions.

Royal Palm Beach Medical Group

On March 1, 2010, the Company entered into an agreement, with two shareholders within the Company, to purchase 100% of the membership interest of Royal Palm Beach Medical Group, LLC, a Florida limited liability company. The acquisition price paid by the Company amounted to approximately $142,000, which approximated the fair value of net assets acquired.

The acquisition of Royal Palm Beach Medical Group is in alignment with the Company’s strategic plans and contributes to the continued expansion into healthcare markets through membership and practice acquisitions

Unaudited Pro Forma Financial Information

The unaudited pro forma financial information in the table below summarizes the combined results of operations for the Company and certain other companies that we acquired since the beginning of fiscal 2009 (which were collectively significant for purposes of unaudited pro forma financial information disclosure) as though the companies were combined as of the beginning of fiscal 2009. The pro forma financial information as presented below is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of fiscal 2009.

HYGEA HOLDINGS CORP. AND SUBSIDIARIES
 (Formerly Piper Acquistion II, Inc.)

Hygea Holdings Corp. and Subsidiaries
Notes to Consolidated Financial Statements

The amounts of acquired entities revenue and net income included in the Company’s consolidated statements of operations for the year-ended December 31, 2010, and the revenue and net income (loss) of the combined entity had the date of acquisitions been January 1, 2010, or January 1, 2009, are as follows:

	Revenue	Net income (loss)
Actual 2010 from acquisition date through 12-31-2010	$779,424	$144,306
Supplemental pro forma from 1-1-2010 through 12-31-2010	$10,203,175	$449,629
Supplemental pro forma from 1-1-2009 through 12-31-2009	$8,689,687	$(256,208)

D.	Disposals

United Care Group, Inc. (“UCG”)

The Company sold the rights to be the exclusive practice management and billing service provider for all the Company-owned Group Practices to United Care Group, Inc. for $500,000. In September 2009, UCG agreed to release the Company from any and all responsibilities and obligations under the initial agreement. This amount is reflected as license fees and non medical revenues in the statement of operations.

Hygea of Palm Beach, LLC

On February 1, 2010, Hygea Health Network, Inc. (HHN) as controlling shareholder of Hygea of Palm Beach, LLC. (HPB) sold 100% of the membership interest in HPB to two shareholders of the Company. Consideration received for the sale amounted to recovery of 100,000 shares of HHN and plaintiff participation in outstanding legal matters.

Hygea Health Network, Inc.

On April 30, 2010, the Company sold 100% of the outstanding common stock of Hygea Health Network, Inc. (HHN) to an unrelated party for total consideration of $10. The amount of assets and liabilities sold was negligible as this transaction constitutes the sale of a non-operating entity.

E.	Stockholders' Equity

The Company has 250,000,000 shares of common stock, $0.0001 par value, and 10,000,000 shares of preferred stock, $0.0001 par value authorized.  As of December 31, 2010, the Company had 148,564,482 shares of common stock outstanding and no shares of preferred stock outstanding.  Hygea Health had 400,000 shares of preferred stock outstanding at the date of acquisition by the Company, which were converted into common stock concurrently with the acquisition by the Company.

During 2009, Hygea Health issued 300,000 shares of preferred stock for total consideration of $300,000.  As a result of the reverse acquisition entered into with the Company, these shares have been retroactively restated and reflected as common stock as of the date first issued.

During 2009, the Company entered into a share exchange agreement with Hygea Health Network, whereby 88,099,633 shares of common stock were exchanged for the redemption and cancellation of 87,203,528 shares of Hygea Health Network, which constituted the total amount of shares outstanding at that time.

During 2010, Hygea Health issued 100,000 shares of preferred stock for total consideration of $100,000. As a result of the reverse acquisition entered into with the Company, these shares have been retroactively restated and reflected as common stock as of the date first issued.

HYGEA HOLDINGS CORP. AND SUBSIDIARIES
 (Formerly Piper Acquistion II, Inc.)

Hygea Holdings Corp. and Subsidiaries
Notes to Consolidated Financial Statements

During 2010, the Company issued 1,354,577 shares of common stock as purchase price consideration for the acquisition of Opa-Locka Pain Management Corporation. The fair value of the shares was determined to be $123,781 as of the date of purchase, based on an independent third-party purchase price valuation.

During 2010, the Company issued 27,508,342 shares of common stock for total consideration of $208,850.

Effective December 31, 2010, the Company acquired all of the outstanding common shares of Hygea Health, in exchange for the issuance of 135,788,575 shares of common stock.  The exchange of shares between the Company and Hygea Health was accounted for as a reverse acquisition under the purchase method of accounting.  A reverse acquisition is considered, and accounted for as, a capital transaction in substance; it is equivalent to the issuance of Hygea Health securities for the Company’s net monetary assets, accompanied by a recapitalization.  Accordingly, the transaction has been reflected as Hygea Health having issued a total of 12,775,904 shares of common stock to the Piper shareholders.

F.	Property and Equipment

Property and equipment consists of the following:

	2010	2009
Medical equipment	$204,238	$204,304
Furniture and office equipment	86,723	222
Computers and software	46,397	46,397
	337,358	250,923
Less accumulated depreciation	(97,131)	(41,764)
	$240,227	$209,159

G.	Intangible Assets

Trade Name and Medical Network

The Company recorded two intangible assets related to the trade name and medical network acquired in the Palm Medical Network, LLC (PMN) purchase transaction as previously noted. The assets are being amortized over their estimated useful lives, approximately 16 years. 2010 and 2009 amortization was $101,625.

Covenant Not to Compete

The Company paid for a covenant not-to-compete to the previous chief medical officer of the acquired entity, Opa-Locka Pain Management Corp. (“OPA”) approximating $165,466. The value of the covenant is being amortized over 4 years, the effective life of the restrictive covenant. Amortization for the year-ended December 31, 2010 and 2009 was nominal.

Impairment

The Company's evaluation of intangible assets for the years 2010 and 2009 indicated no impairment.

H.	Goodwill

In September 2007, the Company organized Palm Medical Network, LLC (PMN) to acquire substantially all of the assets and business of Palm Medical Group, Inc., a Florida not-for-profit corporation. The purchase was accounted for by the purchase method, whereby the acquired assets assumed from the purchased corporation were recorded by the Company at their fair market value. The excess of the purchase price over the fair value of assets acquired in the transaction has been recorded as goodwill.

Intangible assets consist of the following:
	2010	2009
Credentialed Provider Network	$1,502,000	$1,502,000
Trade name	$124,000	$124,000
Covenant not to compete	$165,566	-
Total intangible assets	1,791,466	1,626,000
Less: Accumulated amorization	(332,996)	(231,649)
Intangible assets, net	$1,458,470	$1,394,351

HYGEA HOLDINGS CORP. AND SUBSIDIARIES
 (Formerly Piper Acquistion II, Inc.)

Hygea Holdings Corp. and Subsidiaries
Notes to Consolidated Financial Statements

Effective December 31, 2010, the Company acquired all of the outstanding common shares of Hygea Health, in exchange for the issuance of 135,788,575 shares of common stock.  The exchange of shares between the Company and Hygea Health was accounted for as a reverse acquisition under the purchase method of accounting.  A reverse acquisition is considered, and accounted for as, a capital transaction in substance; it is equivalent to the issuance of Hygea Health securities for the Company’s net monetary assets, accompanied by a recapitalization.  The excess of the purchase price over the fair value of assets acquired in the transaction has been recorded as goodwill.

The Company's evaluation of goodwill for the years 2010 and 2009 indicated no impairment.

I.	Non-Controlling Interest

In September 2007, the Company organized Palm Medical Network, LLC, ("PMN") a Florida limited liability company to acquire substantially all of the assets and operations of Palm Medical Group, Inc., ("PMG") a Florida not-for-profit corporation. These assets and operations were contributed to PMN by the Directors of PMG, where they retained a twenty percent (20%) non-controlling interest of PMN. Additionally, the Directors of PMG received common stock of the Company as consideration for the transaction. Palm Medical Group, Inc. is idled and all business activity of Palm Medical Group, Inc. is now done in Palm Medical Network, LLC. The purchase was accounted for by the purchase method, whereby the acquired assets were recorded by the Company at their fair market value. Refer to Notes G & H.

J.	Investment in Cyfluent

In 2008 the Company acquired 30% interest in Cyfluent, an electronic medical records and practice software company for total consideration of $342,368. This investment is recognized using the cost method as the Company is unable to assert significant influence on Cyfluent due to the fact that the remaining 70% ownership rests with one non-related entity.

K.	Line of Credit, Notes and Loan Payable

Western had a facility for borrowing up to $100,000 bearing interest at prime that was canceled by the lender in March 2009. The balance was paid in early 2009.

During 2009 HHN entered into a line of credit agreement for borrowings up to $100,000 bearing interest at a rate of 3.09%. Interest on the outstanding principal balance is due monthly with principal due at maturity on September 9, 2011. The loan is secured by a $100,000 certificate of deposit owned by one of the shareholders of the Company. The outstanding balance of this line of credit amounted to $100,000 as of December 31, 2010 and 2009.

In July 2009 PMN entered into a $300,000 deferred revenue agreement with CarePlus Health Plans, Inc. The deferred revenue agreement is earned by the Company if the network agreement, signed by both parties, remains in effect without termination continuously through June 30, 2012. The first $100,000 was forgiven on June 30, 2010 leaving a net $200,000 outstanding from that facility. The deferred revenue agreement is secured by CarePlus’ right to withhold any amounts due and payable under the loan from any amounts due to PMN under the Network Agreement.

In connection with the reverse acquisition by the Company, Hygea Health assumed $1,431,018 of convertible notes payable, and accrued interest on the notes of $67,261.  Approximately $564,995 of the principal amount outstanding of these convertible notes bear interest at 10% per annum and mature on October 30, 2011.  The remaining $866,023 of principal amount outstanding of these convertible notes bear interest at 5% per annum and mature on various dates between June and November 2012.  The convertible notes are convertible into shares of the Company’s common stock on the basis of one share of common stock for every $0.11 of principal amount outstanding.  The $1,431,018 of total principal amount outstanding is therefore convertible into approximately 13,009,255 shares of common stock.

HYGEA HOLDINGS CORP. AND SUBSIDIARIES
 (Formerly Piper Acquistion II, Inc.)

Hygea Holdings Corp. and Subsidiaries
Notes to Consolidated Financial Statements

L.	Loans Due to Stockholders and Related Parties

Amounts due to stockholders and related parties were provided for working capital and are unsecured, bear interest at 4% per annum and are due on demand.

M.	Revenue and Operations

The Company will earn distinct revenues from providing ancillary services; creating provider efficiencies for the delivery of medical services; ownership in medical facility real estate; ownership of other ancillary services restricted for physicians under Stark, e.g. Home Health and DME; MSO revenue from Palm Medical and; other services to medical service providers.

The Company converted its contract with CarePlus Health Plans to a full risk contract during April 2009.

PMN entered into Network Agreements with CarePlus Health Plans, Inc. and Preferred Care Partners, Inc. to provide covered services and certain administrative services as defined in the agreements. The agreements became effective in July 2008 and January 2009, respectively.

The MedFamily, LLC entered into a Global Capitation Agreement with Citrus Health Care, Inc. where the Company agrees to provide the healthcare and administrative services for the compensation defined in the Global Capitation Agreement. The agreement became effective in October 2008.

N.	Income Taxes

The Company recognizes deferred income tax assets and liabilities based upon differences between the financial reporting and tax bases of assets and liabilities. We measure such assets and liabilities using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company recorded an income tax provision of $140,500 at December 31, 2009. The provision was canceled entirely by the use of net operating losses available to the Company from 2008 and 2007. The income tax provision consisted of the following:

HYGEA HOLDINGS CORP. AND SUBSIDIARIES
 (Formerly Piper Acquistion II, Inc.)

Hygea Holdings Corp. and Subsidiaries
Notes to Consolidated Financial Statements

	2010	2009
Current Federal	$359,247	$-
State	39,231	-
Change in valuation allowance	(398,478)	-
	$-	$-
Deferred
Federal	$(78,271)	$12,289
State	-	1,342
Change in valuation allowance	-	(13,631)
	$(78,271)	$-

Deferred income taxes reflect the net effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of temporary differences that give rise to deferred income tax assets and deferred income tax liabilities are as follows:

	2010	2009
Deferred income tax assets
Net operating loss carryforward	$78,271	$429,567
Valuation allowance	-	(429,567)
Deferred income tax assets	$78,271	$-

After consideration of all the evidence, both positive and negative (including, among others, our projections of future taxable income and profitability in recent fiscal years), management had determined that a 100 percent valuation allowance was necessary at December 31, 2009 to reduce the deferred income tax assets to the amount that will more likely than not be realized. This valuation allowance was reversed in full for the year-ended December 31, 2010. At December 31, 2010, the Company has $214,502 net operating loss carryforward expiring in 2027.

A reconciliation of the statutory federal income tax rate with our effective income tax rate for the years ended December 31, 2010, and 2009 is as follows:

	2010	2009
Net income before income taxes and minority interest	$1,158,982	$56,012
Tax at statutory rate (Federal 34%)	394,054	19,044
Other	(34,807)	(6,755)
Change in valuation allowance	(437,518)	(12,289)
Benefit	$(78,271)	$-

HYGEA HOLDINGS CORP. AND SUBSIDIARIES
 (Formerly Piper Acquistion II, Inc.)

Hygea Holdings Corp. and Subsidiaries
Notes to Consolidated Financial Statements

O.	Commitments and Contingencies

Legal Claims

The Company, in the normal course of operations, is involved in alleged claims where both, the Company and its patients or vendors, are negotiating the settlement or resolution of disputes. In these cases, management does not believe the disposition of these matters will materially affect the financial position of the Company.

Palm Medical Network, LLC (“PMN”) is defending a one-count breach of contract claim filed in circuit court in Miami-Dade County on January 25, 2010. In the lawsuit, Plaintiffs claim that PMN breached provisions of a Share Purchase Agreement and other matters. PMN asserted eleven affirmative defenses and claims for breach of contract, fraud and civil conspiracy. Both parties settled this matter in January 2011 with the Company agreeing to pay $5,000 monthly until the reverse merger becomes effective at which time the Plaintiffs will be issued 200,000 shares of common stock of the Company. The Company has accrued $38,086 within general and administrative expenses in the consolidated statement of operations at December 31, 2010.

Commitments

The Company has entered into three operating leases for office space expiring 2011 through 2016. Future payments on these operating leases amount to:

2011	$60,156
2012	$130,327
2013	$135,891
2014	$137,378
Thereafter	$195,040

Concentrations of Credit Risk

The Company derives substantially all of its revenue and accounts receivable from CarePlus Health Plans, Inc. Additionally, the Company currently operates in one primary geographic location.

P.	Subsequent Events

The Company settled an outstanding legal claim in January 2011. Refer to Note O.

In 2011, the Company issued $332,000 of principal of 5% convertible promissory notes. These convertible notes bear interest at 5% per annum and mature on various dates between January and April 2013.  The convertible notes are convertible into shares of the Company’s common stock on the basis of one share of common stock for every $0.11 of principal amount outstanding.  The $332,000 of total principal amount outstanding is therefore convertible into approximately 3,018,182 shares of common stock.

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, if any, payable by the Registrant relating to the sale of common stock being registered.  All amounts are estimates except the SEC registration fee.

SEC registration fee	$463.33
Printing and engraving expenses	5,000.00*
Legal fees and expenses	50,000.00*
Accounting fees and expenses	50 ,000.00*
Miscellaneous expenses	10,000.00*
$115,463.33*
*  Estimated.

The Company has agreed to bear expenses incurred by the selling shareholders that relate to the registration of the shares of common stock being offered and sold by the selling shareholders.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our officers and directors are indemnified as provided by the Nevada Revised Statutes and our bylaws. Under the NRS, unless modified by a corporation’s articles of incorporation, a director is not liable to a corporation, its shareholders or creditors for damages unless the director’s action or failure constituted a breach of fiduciary duty and such breach involved intentional misconduct, fraud or a knowing violation of law.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permissible under Nevada law if such person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action, had no reasonable cause to believe such conduct was unlawful.  The Company may purchase and maintain insurance or make other financial arrangements on behalf of any individual entitled to indemnity.  Our bylaws also provide that we will advance all expenses incurred to any person entitled to indemnity upon receipt of an undertaking by or on behalf of such person to repay said amounts should it be ultimately determined that the person was not entitled to indemnification.

Our bylaws further provide that discretionary indemnification may be authorized (a) by the shareholders; (b) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding; or (c) by independent legal counsel in a written opinion (i) if ordered by a majority vote of disinterested directors or (ii) if a quorum of disinterested directors cannot be obtained.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

On January 16, 2009, we sold an aggregate of 10,000,000 shares of common stock to Stephen Fleming, Eric Horton and Nobis Capital Advisors, Inc. (“Nobis”) for total consideration of $1,000 or $0.0001 per share.  On November 15, 2009, Nobis assigned 2,849,000 shares of common stock to three parties and returned 483,333 shares of common stock to us for cancellation.  Further, Mr. Horton, on November 15, 2009, assigned 1,807,333 shares of common stock to two parties and returned 1,276,000 shares of common stock to us for cancellation.  On November 15, 2009, Mr. Fleming assigned 1,533,334 shares of common stock to one party.

On June 24, 2009, we sold 553,333 shares of common stock to 18 accredited investors for aggregate consideration of $55,333 or $0.10 per share.

On September 3, 2009, we sold 207,000 shares of common stock to 14 accredited investors for aggregate consideration of $20,700 or $0.10 per share.

In November 2009, the Company sold $865,000 in convertible notes (the “November 2009 Notes”) and warrants to 35 accredited investors.  The November 2009 Notes are convertible, at any time at the option of the holder, into shares of common stock of the Company at a conversion price of $0.11 per share; provided, however, upon this prospectus being declared effective, the November 2009 Notes will be converted automatically into shares of common stock at $0.11 per share.  The November 2009 Notes bear interest at 10% per annum.  Interest is payable in full on the maturity date.  Interest shall be payable at the election of the Company, in cash or shares of common stock on the maturity date unless converted earlier.  If the Company pays in shares of common stock, the number of shares to be issued shall be equal to the amount owed divided by $0.11.  If the November 2009 Notes are converted pursuant to the automatic conversion provision, then no interest shall be payable.  In  2010, we entered into letter agreements with each of the investors pursuant to which we returned approximately $290,000 of the proceeds invested and the investors agreed to cancel the warrants leaving a remaining principal balance of $565,100 outstanding.  Further, in May 2011, we entered letter agreements whereby we agreed to extend the term of the November 2009 Notes through October 2011 and also granted a security interest in all of our assets to the note holders.

On April 9,  2010, we entered into a Termination Agreement with Chanwest Resources Inc. pursuant to which we issued 50,000 shares of common stock to Chanwest Resources, Inc. in consideration of the termination of a Share Exchange Agreement that did not close.

In June 2010, the Company sold $696,850 in convertible notes (the “June 2010 Notes”) to 15 accredited investors.  The June 2010 Notes are convertible, at any time at the option of the holder, into shares of common stock of the Company at a conversion price of $0.11 per share; provided, however, upon this prospectus being declared effective, the June 2010 Notes will be converted automatically into shares of common stock at $0.11 per share.  The June 2010 Notes bear interest at 5% per annum and mature in June 2012.  Interest shall be payable at the election of the Company, in cash or shares of common stock on the maturity date unless converted earlier.  If the Company pays in shares of common stock, the number of shares to be issued shall be equal to the amount owed divided by $0.11.  If the June 2010 Notes are converted pursuant to the automatic conversion provision, then no interest shall be payable.  Further, in May 2011 we entered letter agreements to grant a security interest in all of our assets to the note holders.

From September 2010 through April 2011, the Company sold $501,100 in convertible notes (the “September 2010 Notes”) to 21 accredited investors.  The September 2010 Notes are convertible, at any time at the option of the holder, into shares of common stock of the Company at a conversion price of $0.11 per share; provided, however, upon this prospectus being declared effective, the September 2010 Notes will be converted automatically into shares of common stock at $0.11 per share.  The September 2010 Notes bear interest at 5% per annum and mature in September 2012.  Interest shall be payable at the election of the Company, in cash or shares of common stock on the maturity date unless converted earlier.  If the Company pays in shares of common stock, the number of shares to be issued shall be equal to the amount owed divided by $0.11.  If the September 2010 Notes are converted pursuant to the automatic conversion provision, then no interest shall be payable.  Further, in May 2011 we entered letter agreements to grant a security interest in all of our assets to the note holders.

On May 2, 2011, we issued 3,725,904 shares of common stock to Nobis Capital Advisors Inc. (“Nobis”) in consideration for Nobis assigning its interest in  its Letter of Intent entered with Hygea Health Holdings Inc.

On May 16, 2011, we entered into a Share Exchange Agreement with the shareholders of Hygea Health, each of which are accredited investors (“Hygea Health Shareholders”), pursuant to which we acquired 100% of the outstanding securities of Hygea Health in exchange for 135,788,575 shares of our common stock (the “Hygea Exchange”).  The Hygea Exchange closed on May 16, 2011, which closing was effective on December 31, 2010.

The issuance of the foregoing securities in each of the transactions described above was made in reliance upon the exemption from the registration provisions of the Securities Act set forth in Section 4(2) thereof as a transaction by an issuer not involving any public offering and/or Rule 506 under Regulation D as promulgated under the Securities Act. The respective transaction documents contain representations to support our reasonable belief that each investor is an “accredited investor” as defined in Rule 501 under the Securities Act, and that such investor is acquiring such securities for investment and not with a view to the distribution thereof. At the time of their issuance, the securities described above were deemed to be restricted securities for purposes of the Securities Act and such securities (and shares issued upon exercise of the unregistered warrants will) bear legends to that effect.

ITEM 16. EXHIBITS
EXHIBIT INDEX

Exhibit No.	Description

3.1	Articles of Incorporation
3.2	Certificate of Amendment to the Certificate of Incorporation
3.3	Bylaws
4.1	Form of 10% Convertible Promissory Notes – November 2009
4.2	Form of Letter Agreement Amending November 2009 Financing
4.3	Form of 5% Convertible Promissory Notes
4.4	Letter Agreement entered Convertible Promissory Notes Holders
5.1	Opinion of the Fleming PLLC
10.1	Share Exchange Agreement by and between Hygea Holdings Corp. (f/k/a Piper Acquisition II, Inc.), Hygea Health Holdings, Inc. and the shareholders of Hygea Health Holdings, Inc.
10.2	Assignment Agreement entered by and between Hygea Holdings Corp. (f/k/a Piper Acquisition II, Inc.) and Nobis Capital Advisors, Inc. dated May 2, 2011
21.1	List of Subsidiaries
23.1	Consent of Fleming PLLC (included in Exhibit 5.1)
23.1	Consent of Kabani & Company, Inc.

ITEM 17.  UNDERTAKINGS.

The undersigned Company hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement, and

(iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser: Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida on this  16th  day of May, 2011.

HYGEA HOLDINGS CORP.

By:	/s/ Manuel E. Iglesias
Manuel E. Iglesias, Chief Executive Officer, President, and Director (Principal Executive Officer)

By:	/s/ Donald J. Markey
Donald J. Markey, Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.   The persons whose signature appears below constitutes and appoints Manuel E. Iglesias and Donald J. Markey his true and lawful attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement and to sign a registration statement pursuant to Section 462(b) of the Securities Act of 1933, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ Manuel E. Iglesias	Chief Executive Officer, President and Director	May 16, 2011
Manuel E. Iglesias	(Principal Executive Officer)

/s/ Donald J. Markey	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	May 16, 2011
Donald J. Markey

/s/ Daniel T. McGowan	Chairman of the Board of Directors	May 16, 2011
Daniel T. McGowan

/s/ Edward (Ted) Moffly	Director	May 16, 2011
Edward (Ted) Moffly

/s/ Martha Castillo	Chief Operating Officer and Director	May 16, 2011
Martha Castillo

/s/ Frank Kelly Jr.	Director	May 16, 2011
Frank Kelly Jr.

/s/ Dr. Carl Rosencrantz	Director	May 16, 2011
Dr. Carl Rosencrantz

/s/ Francisco H. Recio	Director	May 16, 2011
Francisco H. Recio

/s/ Glenn Marrichi	Chief Strategic Officer and Director	May 16, 2011
Glenn Marrichi

/s/ Lacy Loar	Compliance Officer and Director	May 16, 2011
Lacy Loar